June 9, 2017

Via EDGAR

Mr. Wesley R. Bricker

Chief Accountant

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited Annual Report on Form 20-F

for the Fiscal Year Ended December 31, 2015

(File No. 333-12222)

Dear Mr. Bricker:

China Mobile Limited (“China Mobile” or the “Company”) respectfully requests you to reconsider the views communicated to it by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in connection with the accounting treatment followed by the Company on the sale of its then owned telecommunications towers and related assets (the “Tower Assets”) to China Tower Corporation Limited (“China Tower”) as described below. While the Company appreciates the time that the Staff has devoted to addressing this issue and sharing their perspectives, as articulated below, the Company considers its accounting treatment appropriate and acceptable under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In October 2015, the Company, jointly with China Unicom (Hong Kong) Limited (“China Unicom”), China Telecom Corporation Limited (“China Telecom,” together with the Company and China Unicom, the “three Telecom Operators” and each a “Telecom Operator”), and China Reform Holdings Corporation Limited (“CRHC”), entered into a transaction (the “Transaction”) with China Tower, pursuant to which (i) China Tower purchased the three Telecom Operators’ then owned telecommunications towers in consideration of cash and shares newly issued by China Tower and (ii) CRHC subscribed for new shares in China Tower in cash. The Company understands that China Unicom and China Telecom followed similar accounting treatment to the Company’s in relation to the gain recognition on the Transaction.

To support its accounting treatment of the Transaction, the Company sets forth below (i) previous communications with the Staff, (ii) the Company’s position and related key considerations, (iii) accounting analysis and (iv) conclusion, respectively.

1.	Previous communications with the Staff

The accounting treatment followed by the Company related to the gain recognition on the Transaction was disclosed in Note 7 (“Note 7”) to the Company’s consolidated financial statements as of and for the year ended December 31, 2015 included in the Form 20-F for the same year. The Staff issued three comment letters to the Company since September 2016 and the Company has duly provided its responses. Exhibit A to this letter is a copy of Note 7 and Exhibit B to this letter includes copies of the comment letters issued by the Staff and the responses prepared by the Company to each of these letters.

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On May 4 and May 16, 2017, the Staff communicated by phone their tentative position to the Company that they do not concur with the Company’s accounting treatment of recognizing the gain on the Transaction. The Company understands that, in coming to this position, the Staff considered various factors, including: (i) all parties involved in the Transaction are under common control by the government of the People’s Republic of China (“PRC”); (ii) the lease arrangement was not entered into on the date of the Transaction; and (iii) the fair value of the net disposal proceeds that included the shares of China Tower was indeterminate on the date of Transaction.

2.	The Company’s position and related key considerations

Based on the economic substance underlying the Transaction and professional judgements exercised by the Company in the application of IFRS, the Company considers that the accounting treatment of the Transaction is in compliance with IFRS.

The Company’s key considerations related to its accounting treatment of the Transaction are summarized as follows.

Recognition of a gain in a transaction between entities under common control by the government is not prohibited under IFRS

2.1	IFRS does not prohibit the recognition of a gain on a transaction (such as the Transaction) between entities under common control, which is different from the normal practice under the Generally Accepted Accounting Principles in the United States.

2.1.1	PRC law provides that the PRC government, if being a shareholder of a government-controlled enterprise, shall protect the legal rights that the enterprise is entitled to as a market participant and in general refrain itself from intervening in the business operation of such enterprise. Therefore, the PRC government should not interfere with the commercial transactions among these enterprises in their conduct of normal daily business activity. Like privately owned enterprises in China, PRC government-controlled enterprises are required to conduct commercial transactions in compliance with applicable PRC law and regulations as well as the relevant listing rules governing publicly listed companies where applicable. While the PRC government played a role in promoting the consolidation of tower assets in China from telecommunication industry development and regulation perspectives, the Transaction was a commercial transaction, and it was up to the three Telecom Operators and China Tower to make their own respective decisions on whether to enter into such commercial transaction and to negotiate and agree on the terms of the consideration that would be exchanged and the key lease arrangement. All the business terms of the Transaction that gave rise to the gain were negotiated and agreed upon independently by and among the respective parties involved rather than through the influence of the PRC government.

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2.1.2	When the IASB introduced an exemption from certain related party disclosures for the transactions among government-related entities, the IASB considered various factors, including the following under IAS 24. BC 34, being “some governments establish subsidiaries, joint ventures and associates to compete with each other, in this case, transactions between such entities are likely to be conducted as if they are unrelated parties”.

2.1.3	The three Telecom Operators are separately governed and managed by their respective corporate governance mechanisms. As listed companies, they are regulated by the relevant corporate governance requirements, which include the roles and functions of independent directors, in the same way as other privately owned enterprises listed in the same stock exchange(s). The three Telecom Operators have been competing with each other in the Chinese telecommunications market with their own objectives of maximizing their respective prospects of business growth, market shares and returns to shareholders. Due to their different competing interests and respective corporate governance requirements, they should not be treated as a collective group because by doing so will erroneously ignore the fact they are separate and independent entities and mischaracterize their relationship. Instead, they conduct business activities, negotiate and enter into commercial transactions with each other as if they were unrelated parties. This is exactly consistent with the key factor the IASB considered when it introduced an exemption of certain related party disclosure for government-related entities.

2.1.4	IAS 28.28 uses the term “unrelated investors” and indicates that gains and losses should only be recognized to the extent of unrelated investors’ interest in the associate or joint venture. The Company submits that the term “unrelated investors” in this context should not be interpreted based on the concept of a “related party” in IAS 24. The Company submits that IAS 28.28 was designed to preclude the recognition of a gain to the extent of the interest held by an investor and any of its subsidiaries, but does not preclude gain recognition because a “sister company” is also a shareholder in the same entity. IAS 28.28 only requires elimination of investor’s interest in an associate, and the “investor” in such case includes the investor and its consolidated subsidiaries (as stated in SIC-3 which has been incorporated into IAS 28 since 2005). Accordingly, for this Transaction, the Company and other investors are not related investors despite the fact that they are all controlled by the PRC government. As a result, the Company has eliminated the gains resulting from “downstream” transactions between the Company and its associate, China Tower, to the extent of its ownership interest in China Tower in accordance with IAS 28.28. The remaining part of the gain with other investors is properly recognized in accordance with IAS 28.28 and 28.30.

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2.2	Although China Tower and the three Telecom Operators are under common control of the PRC government, the Transaction was driven by business objectives and negotiated based on market terms by the Company to maximize its own commercial interest.

2.2.1	The three Telecom Operators initiated the Transaction based on their respective consideration of their own commercial objectives and business needs. The Company has determined through careful consideration that it is to its best interest to enter into the Transaction in order to ensure accessibility to additional tower space beyond its existing tower assets while achieving cost efficiency in order to support its 4G network expansion and upgrade plan as well as 5G technology migration in the future.

2.2.2	The relevant parties to the Transaction negotiated the terms of the Transaction independently as separate commercial enterprises. During the negotiation process, the Company strived to maximize its own commercial interests. Each of the three Telecom Operators was assisted by its own financial advisor independent of the PRC government. In addition, an independent appraiser was also engaged to perform a comprehensive valuation of the Tower Assets.

The relevant parties reached a consensus on the overall pricing mechanism and the key lease arrangement at the time of the Transaction

2.3	As part of the negotiation process, the three Telecom Operators and China Tower discussed and reached a consensus before entering into the Transaction on the pricing mechanism and related key terms governing the determination of leasing fee in the subsequent lease arrangement. Although no formal lease agreement was signed at the time of the Transaction, the parties reached a consensus on key lease arrangement to ensure the best interest as pursued by each party would be protected.

2.3.1	At the time of entering into the Transaction in October 2015, with the consensus on the overall pricing mechanism for the lease arrangement, the Company was able to control its risk exposures and could reasonably protect its commercial interests in finalizing the subsequent lease arrangement. The three Telecom Operators and China Tower reached certain mutual understandings at that time, including (i) the calculation of leasing fee based on a clear and consistent cost plus method, (ii) the scope of cost items to be marked-up and (iii) inclusion of a co-tenancy discount in determining the leasing fee so that each of the three Telecom Operators could ensure that they would benefit from increased co-tenancy ratio. With this overall pricing mechanism in place, China Tower cannot unilaterally increase the leasing fee without any basis in accordance with the cost-plus criteria.

2.3.2	While the relevant parties to the Transaction reached a consensus on the general pricing mechanism for the lease arrangement when entering into the Transaction, it took time to finalize certain calculation details including (i) the determination of the specific rates of co-tenancy discounts in anticipation of the sharing rates of tower slots to be achieved, and (ii) the determination of the “cost plus” return to China Tower based on the efficiency of optimized operation and the standard construction costs with reference to the construction cost of certain new towers built by China Tower as a benchmark.

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2.3.3	The determination of the details of co-tenancy discounts and the cost plus return depended in part on the actual operation of the Tower Assets. The transfer of the Tower Assets to China Tower for its planning and execution of tower assets consolidation was a necessary step before any relevant calculation details of the leasing fee could be reasonably determined. Additionally, China Tower needed sufficient time to integrate the operations of about 1.5 million towers across China so that it could calculate the level of co-tenancy and costs optimization benefits practically achievable. For these reasons, the lease agreement could not practicably be entered into at the time of the Transaction and had to be subsequently finalized in July 2016.

2.3.4	The Company submits that the economic benefits resulting from the Transaction were clear and tangible at the time of the Transaction. These economic benefits include: (i) improving tower assets utilization through co-tenancy, (ii) avoiding duplicative construction of new towers by each of the three Telecom Operators and (iii) achieving broader network coverage. While it takes time to realize such economic benefits, it was necessary to complete the transfer of the Tower Assets to China Tower first so that the consolidation efforts could be carried out centrally by China Tower. Furthermore, 2015 was a critical moment for the 4G business development in China, all the three Telecom Operators were keen to access more towers to expand their network coverage. Therefore, it was of the best interest of the Company to realize the economic benefits by finalizing the Transaction as quickly as possible. The need to accelerate the completion of the Transaction outweighed the uncertainty arising from the time to finalize certain lease terms from the Company’s perspective.

Fair value of the Tower Assets under the depreciated replacement cost method (“DRC Method”) is a reasonable proxy for the fair value of the consideration received by the Company

2.4	The Company used the DRC Method to determine the fair value of the Tower Assets. The DRC Method is a commonly accepted valuation method for asset transfer transactions in China. The independent appraiser was able to obtain transparent open market data in its valuation process. As such, the Company considers that the fair value of the Tower Assets determined under the DRC Method is a reasonable proxy for the fair value of the equity shares in China Tower and cash consideration received by the Company in exchange for the Tower Assets given up. The fair value of the assets given up in an exchange transaction is typically equal to the fair value of the assets received. The fair value of the assets given up could be readily and reliably determined in this situation, which establishes a reasonable basis for measuring the Transaction.

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2.5	The Company submits that the DRC Method is the most appropriate approach to determine the fair value of the Tower Assets. Under the DRC Method, the synergistic effect of centralized operation of the Tower Assets was not considered. However, the Company expected the benefits arising from the synergistic effect attributable to China Tower would be restricted by the following factors:

•	the time needed for and the effectiveness of China Tower’s consolidation efforts;

•	additional transformation costs needed to be incurred by China Tower to modify the towers to allow co-tenancy arrangement; and

•	the co-tenancy discounts which would effectively allow the three Telecom Operators to take up part of the synergistic benefits through the decrease in the leasing fee (up to 20% to 55% as subsequently finalized).

Accordingly, the Company essentially took a more conservative approach in valuing the Tower Assets and recognizing the gain.

2.6	In this Transaction, the Company exchanged the Tower Assets for the equity shares in China Tower and cash consideration. At that time, there was no comparable transaction in terms of scale and nature in the Chinese market. Furthermore, the use of discounted cash flow method to determine China Tower’s equity value would rely on judgements and would result in a range of values. Therefore, according to IAS 16.24 and IAS 16.26, the Company considers that the fair value of the Tower Assets transferred can be recorded as the cost of the equity received, since the fair value of the equity shares cannot be more clearly evident. Moreover, China Tower only engaged in limited commercial activities at the time of the Transaction and hence its value was essentially reflected in the cash and the tower assets transferred by the three Telecom Operators (For details, please refer to Section 3, Accounting Analysis - Key Accounting Considerations).

For the reasons set out above, the Company considers that the Transaction was completed on the date when the Tower Assets were legally transferred, and the fair value of the net proceeds paid in cash and equity shares was finalized in the sale agreement. Accordingly, the gain arising from the Transaction should be recognized based on IAS 16.71 and IAS 28.28.

3.	Accounting analysis

The Company’s analysis of the accounting treatment for the establishment of China Tower and the Transaction is as follows:

Event 1: Establishment of China Tower (July 2014)

Description of the transaction

The Company entered into an agreement with the other two Telecom Operators to establish China Tower. Pursuant to the agreement, the Company contributed RMB4 billion in cash, which represents 40.0% of the registered capital of China Tower.

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Key accounting considerations

Upon the completion of the establishment of China Tower, the Company accounted for its investment in China Tower as an investment in an associate in accordance with IAS 28.6-12, as the Company had significant influence on China Tower taking into consideration the following factors:

•	The Company owned more than 20% equity interest in China Tower;

•	The Company was entitled to and had appointed three non-executive directors of the total nine directors in the board of directors of China Tower; and

•	None of the shareholders alone could control China Tower pursuant to its article of association.

Event 2: Transfer of the Tower Assets (October 2015)

Description of the transaction

In October 2015, the Company, jointly with the other two Telecom Operators, and CRHC, entered into the Transaction with China Tower, in which (i) China Tower purchased tower assets from the three Telecom Operators in consideration of cash and shares newly issued and (ii) CRHC subscribed for new shares of China Tower in cash. The consideration was determined based on the appraised value of the Tower Assets using DRC Method.

On October 31, 2015, the Company completed the transfer of the Tower Assets to China Tower. In return, China Tower issued to the Company RMB45,151 million worth of equity shares (representing 38% equity shares of China Tower) and agreed to pay cash consideration of RMB57,585 million before December 31, 2017, with interests calculated based on a pre-determined interest rate.

Please refer to Exhibit A to this letter for the calculation of the gain on disposal of the Tower Assets included in Note 7.

Key accounting considerations

The Company accounted for the Transaction taking into consideration IAS 16.24-26 (as referred to in IAS 28.30), which requires that the exchange of a non-monetary asset for another or a combination of monetary and non-monetary assets should be recorded at fair value, unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. The requirement to have commercial substance is consistent to that of IAS 28.30 which stipulates that the accounting for downstream transaction (IAS 28.28) would be applicable for contribution of a non-monetary asset to an associate in exchange for an equity interest in the associate unless the contribution lacks commercial substance as described in IAS 16.25.

As further explained in Section 3.1 below, the Company submits that the Transaction has commercial substance.

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Based on IAS 16.71, the Company calculated the gain from the de-recognition of the Tower Assets as the difference between the net disposal proceeds and its carrying value, amounting to RMB21,713 million. The Company also considered the requirement of IAS 16.72 and IFRS 13.57 – 60 and B4(a). As the Transaction was entered into based on business objectives and subject to independent commercial negotiation by all parties involved, the transaction price of the Tower Assets was considered to be reliably measurable and could be used as the fair value of the equity shares of China Tower. Please refer to Section 3.2 below for further discussion.

Based on IAS 28.28, the gain resulting from the “downstream” transactions between the Company and its associate was recognized in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate. The Company submits that the determination of unrelated investors in IAS 28 is different from that of related party in IAS 24 (as stated in Section 2.1). Accordingly, the Company submits that China Telecom and China Unicom are the Company’s unrelated investors for the purpose of IAS 28. Please refer to Section 3.3 below for further discussion.

3.1	The Transaction has clear commercial substance

3.1.1	The Company submits that there are genuine commercial benefits for the Company that would not have been available without the Transaction.

a)	Through sharing of tower assets, the Company can enhance telecommunication network coverage, save capital expenditure and optimize cash management. Considering its continuous 4G customer growth and advancement of technology, especially future migration to the 5G technology, the Company will require higher frequency spectrum with continuous coverage to be supported by a denser tower network. Gaining accessibility to additional tower space beyond its existing Tower Assets while achieving cost efficiency will be critical to accommodate the Company’s growing business needs. Based on the global standards, the standard spectrum under 5G technology is higher than 3.6GHz. Therefore, the coverage of a base station will become smaller and more base stations will be required if the same coverage needs to be maintained. In October 2015, the Company transferred 0.80 million towers to China Tower. By the end of 2016, the Company leased from China Tower over 1.11 million towers. In order to meet the demand from the three Telecom Operators and customers from other industries, China Tower built over 180,000 new towers in 2016, and transformed 370,000 existing towers (so that different slots of the same tower can be used concurrently by different users).

b)	The Transaction also allows the Company to benefit from economies of scale through centralization of construction and standardization of operation of towers, which would reduce the Company’s operating costs. Based on the information provided by China Tower, the sharing rate of towers among the three Telecom Operators increased from 27% at the end of 2015 to 39% at the end of 2016.

c)	The Transaction can generate returns from the equity investment in the long run. China Tower can create value by its integration and efficient utilization of the tower assets, and exploring business opportunities with customers from other industries (such as broadcasting and television, and environmental protection industries etc.).

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3.1.2	The fact that the Company, the other two Telecom Operators and China Tower are all ultimately controlled by the PRC government does not necessarily lead to a conclusion under IFRS that the Transaction lacks commercial substance.

3.1.3	In accordance with IAS 16. 24-25 “an exchange transaction has commercial substance if the configuration (risk, timing and amount) of the cash flows of the asset received differs from the configuration of the cash flows of the asset transferred, and the difference is significant relative to the fair value of the assets exchanged.” The Company considers that before and after the Transaction, the change in the configuration (including risk, timing and amount) of the cash flows is significant. Accordingly, the Company concludes that the Transaction has commercial substance pursuant to IAS 16.24-25 as stated above.

a)	Before the Transaction, the Tower Assets did not generate cash inflows alone. The Tower Assets, together with other critical mobile telecommunication assets as a whole, generated overall cash inflows through providing services to subscribers. After the Transaction, the Company would receive cash proceeds from the sale of the Tower Assets, amounting to RMB57,585 million, together with RMB45,151 million worth of equity shares of China Tower. In addition, there would be potential future cash inflows from the receipt of dividends from China Tower and potential capital gains from any sales of the shares in the future. Therefore, the cash inflows have altered significantly.

b)	With respect to cash outflows, before the Transaction, the major cash outflows were mainly direct costs to operate the Tower Assets in addition to the upfront capital expenditure for the construction of the Tower Assets; while after the Transaction, the cash outflows would mainly consist of the leasing fee payable specified in the lease agreement. As a result, the timing of cash outflows would change significantly. In addition, considering the synergistic effect of the consolidation and centralized operation of the towers by China Tower as well as the co-tenancy discount to be enjoyed by the Company, the amount of cash outflows would also be changed.

c)	Furthermore, the changes in risk profiles for the cash flows before and after the Transaction would also be significant. Before the Transaction, the Company controlled the Tower Assets and bore the risks associated with the Tower Assets; while after the Transaction, the Company would no longer have control over the Tower Assets and would not be subject to the risk of tower construction and operation. Instead, it would be subject to the risk profile of a non-controlling shareholder in relation to an investment in an associate.

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3.2	Fair value determination of the Tower Assets and the China Tower’s equity shares

3.2.1	Fair value determination of the Tower Assets

As mentioned in Section 2.4 and Section 2.5 above, the Company considers that the DRC Method is an appropriate valuation method in determining the fair value of the Tower Assets. Under the DRC Method, the fair value of the Tower Assets was determined based on total replacement costs multiplied by newness rate. The total replacement costs included the costs of purchase, construction and installation, and other necessary upfront expenses. The costs of purchase, construction and installation were determined by the appraiser with reference to local market price. The newness rate was determined by the appraiser mainly on the basis of economic lifespan and the number of years that the Tower Assets had been used based on the usage and technical conditions.

3.2.2	Fair value determination of China Tower’s equity shares

Based on the requirement of IAS 16.71-72 and IFRS 13.57 – 60 and B4(a), the Company concluded that the fair value of the Tower Assets transferred should be treated as the fair value of China Tower’s equity shares which could not be more clearly evident because (a) prior to the Transaction, China Tower only carried out limited activities; (b) while the principles for the pricing mechanism of the leasing fees were agreed, certain calculation details of the leasing arrangement were yet to be finalized because the related quantitative benefits from consolidation and centralization of towers were not available at that time. In accordance with IAS 16.26, “if an entity is able to measure reliably the fair value of either the asset received or the asset given up, then the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident”. In this case, the Company considers the use of the fair value of the Tower Assets, being the assets given up, is appropriate to measure the cost of the asset received, being the China Tower’s equity shares, because the fair value of the Tower Assets transferred can be measured reliably as noted above.

In addition, as explained in Section 2.4 and 2.5 above, the Company considers that the fair value of the Tower Assets under the DRC Method, which is also the transaction price represents a reasonable proxy for the fair value of the equity shares in China Tower received by the Company considering that the synergistic benefits attributable to China Tower would be restricted by the factors as explained in Section 2.5 above. The value determined under the DRC Method represented the conservative estimate of fair value of the Tower Assets as it did not consider the synergistic effects and economies of scale that could be achieved upon consolidation and centralized operation of the Tower Assets.

3.3	The Transaction was driven by commercial objectives and negotiated on an independent basis

While all of the current investors in China Tower are ultimately controlled by the PRC government, the Company does not consider that such relationship should affect the conclusion that the Transaction has commercial substance and that the Transaction was initiated based on business objectives and negotiated to achieve the respective commercial interests of the parties involved on an independent basis as if the parties involved were unrelated parties. In the case of the Transaction, the relevant parties should not be treated as related investors under IAS 28.

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3.3.1	The three Telecom Operators are competitors, and have their own commercial interests to maximize business growth, market shares and returns to shareholders. Such competitive relationship is consistent with the statement under BC 34 (c) of IAS 24 for the exemption of disclosure on transactions among government controlled entities, being “Some governments establish subsidiaries, joint ventures and associates to compete with each other. In this case, transactions between such entities are likely to be conducted as if they are unrelated parties.”

3.3.2	When the government-controlled entities enter into commercial transactions in China, they are subject to the same PRC legal framework governing commercial transactions between any legal entities.

3.4	Additional considerations of the gain recognition of the Transaction

3.4.1	In the Transaction, the Company has transferred to China Tower significant risks and rewards of ownership of the Tower Assets.

a)	Before the disposal of the Tower Assets to China Tower, the Company had an exclusive right to use the entire Tower Assets for their entire useful lives, and it could preclude others from accessing such assets. When the Company was in need of new tower assets to expand its telecommunications network coverage, it would invest its own resources to construct them.

b)	After the disposal of the Tower Assets, the Company no longer owns or controls the Tower Assets and therefore it is not subject to any risks and rewards of ownership over the assets. After the Transaction, the Company only has the right to use tower assets owned by China Tower through the lease arrangement. The Company’s right to lease such tower assets is limited to the specific portions of the relevant tower assets specified in the lease contract. It has neither an exclusive right nor any priority to use the tower assets.

3.4.2	When determining the lease term, the Company has considered factors such as the locations of users, the change of consumption rate and potential technology advancement which would affect the specific location of tower slots to be leased in future. The Company needs to maintain flexibility to adjust the locations of leased towers from time to time. Accordingly, after rounds of negotiations, the lease term has been agreed at five years. Please refer to Exhibit B for detail.

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4.	Conclusion

In conclusion, based on the facts and circumstances stated in this letter, the Company considers the accounting treatment regarding the recognition of the gain on the Transaction is in compliance with IFRS. In particular:

(i)	The Transaction was completed based on independent negotiation to achieve the best commercial interest of the Company. The Transaction terms so determined reflect normal commercial terms;

(ii)	The Transaction was supported by underlying economic substance;

(iii)	The fact that the Company and other parties to the Transaction are under common control of the PRC government should not preclude the recognition of the gain under IFRS;

(iv)	The relevant parties reached a consensus on the overall pricing mechanism and key aspects of the lease arrangement at the time of the Transaction, although the lease agreement was not finalized due to outstanding calculation details; and

(v)	The fair value of the Tower Assets under the DRC Method represents a reasonable proxy for the fair value of the equity in China Tower.

China Accounting Standards Committee formed a panel with five accounting experts to review the accounting treatment of the Transaction. In the view of these five accounting experts, the Transaction has commercial substance, it is appropriate to use the DRC Method to determine the fair value of the Tower Assets, and the accounting treatment adopted by the Company was in compliance with both Chinese Accounting Standards and IFRS.

The Company’s independent external auditor, PricewaterhouseCoopers Zhong Tian LLP (“PwC ZT LLP”), issued its unqualified opinion on the consolidated financial statements as of December 31, 2015 and for the year then ended. As part of the audit process, PwC ZT LLP reviewed the accounting treatment of the Transaction with the involvement of relevant subject matter experts. PwC ZT LLP concurred with the Company’s accounting treatment and related disclosures. According to China Telecom’s and China Unicom’s respective submissions to the Staff, the Company understands that both China Telecom and China Unicom adopted the similar accounting treatment to account for their tower asset transfer transaction, and that their independent auditors, Deloitte Touche Tohmatsu and KPMG Huazhen LLP, respectively, issued unqualified opinions to their respective financial statements.

The Company is currently seeking professional and independent opinion from the IASB on the accounting treatment of the Transaction.

The Company believes that it would have serious and profound impact should it restate its financial statement in response to the Staff’s comments. The Company respectfully requests you to reconsider the Staff’s position and concur with the Company’s accounting treatment for the gain recognized for the Transaction or defer your decision to the time when the independent opinions of IASB experts are available.

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Should you have any questions or wish to discuss the foregoing, please contact Gong Chen or Mirian Niu of the Company (tel: +852-3121-8888; email: gongchen@ChinaMobilehk.com; mirianniu@ChinaMobilehk.com) or Chun Wei or Kung-Wei Liu of Sullivan & Cromwell (Hong Kong) LLP (tel: +852-2826-8688; email: weic@sullcrom.com; liuk@sullcrom.com) with any questions you may have.

Sincerely,

/s/ Dong Xin Dong Xin
Executive Director, Vice President and Chief Financial Officer

cc:	Jonathan Duersch

Jill Davis

Carols Pacho

Terry French

Charles Eastman

(United States Securities and Exchange Commission)

Gong Chen

Mirian Niu

(China Mobile Limited)

Chun Wei

Kung-Wei Liu

(Sullivan & Cromwell (Hong Kong) LLP)

Elton Yeung

Dora Song

(PricewaterhouseCoopers Zhong Tian LLP)

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Exhibits

Exhibit A:	Note 7 to the Company’s consolidated financial statements as of and for the year ended December 31, 2015 included in the Company’s Form 20-F for the fiscal year ended December 31, 2015	A-1

Exhibit B:	Staff Comment Letters and Company’s Response Letters

	Staff Comment Letter on September 7, 2016	B-1
	Company’s Response Letter on September 30, 2016	B-3
	Staff Comment Letter on November 4, 2016	B-10
	Company’s Response Letter on December 2, 2016	B-12
	Staff Comment Letter on February 21, 2017	B-20
	Company’s Response Letter on March 31, 2017	B-25

Exhibit A

7	GAIN ON THE TRANSFER OF TOWER ASSETS

In 2014, China Mobile Communication Co., Ltd. (“CMC”), a wholly-owned subsidiary of the Company, entered into an agreement with China United Network Communications Corporation Limited (“China Unicom”) and China Telecom Corporation Limited (“China Telecom”) to establish China Tower. Pursuant to the agreement, CMC contributed RMB4,000,000,000 in cash, which represents 40.0% of the registered capital of China Tower upon its establishment. China Tower engages in construction, maintenance and operation of telecommunications towers. The Group recognized the investment as interest in an associate considering the Group can exercise significant influence over financial and operating policy decisions of China Tower.

On October 14, 2015, CMC, jointly with China Unicom, China Telecom, and China Reform Holdings Corporation Ltd. (“CRHC”), entered into an agreement with China Tower, pursuant to which China Tower (i) purchased telecommunications towers and related assets (“Tower Assets”) from CMC, China Unicom and China Telecom and (ii) issued new equity shares to CRHC. The consideration of Tower Assets was determined based on the appraised value and subject to adjustment in accordance with the terms of the transaction agreement by each party as of the date of delivery. China Tower agreed to settle the consideration by way of issuing its equity shares to each party, plus cash consideration equalling to the excess of total consideration over the amount settled by equity shares. Upon completion of the above transactions, China Tower would be owned by CMC, China Unicom, China Telecom and CRHC with their respective shares of equity interests of 38.0%, 28.1%,

27.9% and 6.0%.

On October 31, 2015, CMC completed the transfer of its Tower Assets to China Tower. In return, China Tower issued 45,151,000,000 equity shares at a par value of RMB1 per share to CMC. In addition, China Tower shall pay CMC the remaining cash consideration of RMB57,585,000,000, within which China Tower has made the first payment of RMB5,000,000,000 in February 2016. The remaining balance of cash consideration amounting to RMB52,585,000,000 is deferred and to be settled before December 31, 2017. In addition, China Tower will pay interest associated with the unpaid cash consideration to CMC from November 1, 2015 at a pre-determined interest rate, which is 90% of the financial institution’s one year benchmark lending rate announced by the People’s Bank of China (“PBOC”) on the completion date of the transaction, i.e. October 31, 2015.

F-44

A-1

7	GAIN ON THE TRANSFER OF TOWER ASSETS (CONTINUED)

The gain arising from the transfer of CMC’s Tower Assets, which has eliminated unrealized profits due to the Group’s interest in China Tower, is recorded as “Gain on the transfer of Tower Assets” in the consolidated statements of comprehensive income for the year ended December 31, 2015. The following table summarizes the calculation of the gain on the transfer of Tower Assets:

2015
Million
Total consideration	102,736
- Consideration in equity shares	45,151
- Consideration in cash, deferred and undiscounted	57,585
Net book value of the Tower Assets	(78,763)
Taxes, surcharges and others	(2,260)
Elimination of unrealized profits resulting from transactions between the Group and its associate	(6,188)

Gain on the transfer of Tower Assets	15,525

The gain, net of taxation, on transfer of Tower Assets, after considering the income tax effect associated with the transfer of Tower Assets, amounted to RMB10,096,000,000.

Upon the completion of the transfer of Tower Assets, based on the proposed pricing calculation mechanism of Tower Assets’ usage and the actual usage, the Company has accrued the corresponding expense of approximately RMB5,563,000,000 in the Group’s consolidated statements of comprehensive income for the year ended December 31, 2015.

F-45

A-2

Exhibit B

DIVISION OF CORPORATION FINANCE	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 3720

September 7, 2016

Mr. XUE Taohai

Chief Financial Officer

China Mobile Limited

60th Floor, The Center

99 Queen’s Road Central

Hong Kong, China

Re:	China Mobile Limited
Form 20-F for the Year Ended December 31, 2015
Filed April 26, 2016
File No. 333-12222

Dear Mr. XUE Taohai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 7 Gain on the Transfer of Tower Assets, page F-44

We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited (“China Tower”). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction. In your response please also address the following:

•	How you determined the fair value of the equity shares of China Tower received as consideration in the calculation of your gain on the transfer of tower assets.

XUE Taohai

China Mobile Limited

September 7, 2016

•	How you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

•	You disclose that you eliminated unrealized profits from the gain recognized on the transfer due to your interest in China Tower. Tell us how this is reflected in the equity method accounting for your interest in China Tower and how it will affect the subsequent accounting for your investment.

•	Tell us how you will account for the lease agreement with China Tower for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

•	Discuss the nature and extent of your continuing commitments under the lease agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accounting Branch Chief at (202) 551-3828 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

September 30, 2016

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited Annual Report on Form 20-F

for the Fiscal Year ended December 31, 2015 (File No. 333-12222)

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 7, 2016, relating to the annual report on Form 20-F of China Mobile Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), which was filed with the Commission on April 26, 2016. The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2015

Note 7 Gain on the Transfer of Tower Assets, page F-44

1.	We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited (“China Tower”). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction.

China Tower was established in 2014 by China Mobile Communication Co., Ltd. or CMC, our wholly-owned subsidiary, China United Network Communications Corporation Limited (“China Unicom”) and China Telecom Corporation Limited (“China Telecom”) to reduce the overall capital expenditure and operational costs and redundant projects of the three major telecommunications operators and to improve network coverage of the operators. In addition to the purchase of the telecommunications towers and related assets (“Tower Assets”) as described below, China Tower also centrally constructs new tower assets and maintains all the towers and related assets and then leases to the telecommunications operators. China Tower is operated by a management team separately from those of the three telecommunications operators.

Mr. Spirgel	-2-

On October 14, 2015, CMC, jointly with China Unicom, China Telecom, and China Reform Holdings Corporation Ltd. (“CRHC”), a third party investing company, entered into an agreement with China Tower, pursuant to which China Tower (i) purchased the Tower Assets from CMC, China Unicom and China Telecom and (ii) issued new equity shares to CRHC. China Tower agreed to settle the consideration for its purchase of the Tower Assets by way of issuing its equity shares to each of the three telecommunications operators, plus cash consideration equal to the excess of total consideration over the amount settled by equity shares. China Tower issued approximately 7.8 billion equity shares to CRHC at the value of RMB1 per share for total cash consideration of RMB7.8 billion. Upon the completion of the above transactions, China Tower is owned by the Company through CMC, China Unicom, China Telecom and CRHC with their respective shares of equity interests of 38.0%, 28.1%, 27.9% and 6.0% therein, and the share capital amount of China Tower increased from RMB10,000 million to RMB129,345 million accordingly.

When accounting for the transfer of the Tower Assets to China Tower, the Company has properly considered the following accounting literature:

•	IAS 28 “Investments in Associates and Joint Ventures” (“IAS 28”) and IAS 16 “Property, Plant and Equipment” (“IAS 16”)

How does the Company account for the investment in China Tower?

The Company accounts for the investment in China Tower by using the equity method under IAS 28 considering the Company can exercise significant influence on China Tower’s operational and financial decisions given the three board seats out of total nine seats in the board of directors of China Tower appointed by the Company and the simple majority voting mechanism in the board of directors of China Tower.

Mr. Spirgel	-3-

Upon the completion of transfer of the Tower Assets, the Company’s investment cost in China Tower was increased accordingly. Under the equity method, the investment in an associate is initially recognized at cost. Cost, under the Conceptual Framework for financial reporting, is the fair value of consideration given by the purchaser. In the Company’s transfer of the Tower Assets transaction, the investment cost in China Tower is determined by the fair value of the Tower Assets, which was determined based on the appraised value determined by an independent valuation firm.

How does the Company account for the gains from the transfer of the Tower Assets?

Considering, the Company, upon the completion of the transfer of the Tower Assets, transferred significant risks and rewards of ownership of the Tower Assets to China Tower, and the Company retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control of the Tower Assets, the Company derecognized the Tower Assets and recognized the resulting gains immediately upon the completion of the transaction pursuant to paragraph 68 under IAS 16. The gain is determined as the difference between net proceeds (i.e. cash and fair value of equity shares of China Tower received by the Company) and the carrying amount of the Tower Assets pursuant to paragraph 71 under IAS 16. On the other hand, as the Company accounts for the investment in China Tower using the equity method, the transfer of the Tower Assets was considered as a downstream transaction between the Company and its associate.

Paragraph 28 under IAS 28 states that gains from a downstream transaction of an entity should be recognized in the entity’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture of the entity. Therefore, under the downstream transaction between the Company and China Tower, as the Company holds 38% equity interest in China Tower through CMC, the Company recognized only 62% of the gains from the transfer of the Tower Assets upon the completion of such transfer, and the eliminated 38% of the gains from such transfer will be gradually realized through the subsequent equity pick-up adjustments of the Company’s investments in China Tower over the remaining useful life of the Tower Assets or upon its disposal by China Tower.

2.	In your response please address how you determined the fair value of the equity shares of China Tower received as consideration in the calculation of your gain on the transfer of tower assets.

The fair value of the equity shares issued to the Company was based on the appraised value of the Tower Assets, taking into consideration of the cash capital injected upon incorporation, as China Tower only carried out minimal activities prior to the transfer of the Tower Assets transaction. Such value is also consistent with the fair value of shares issued in return for the cash consideration paid by CRHC, on a pro rata basis.

Mr. Spirgel	-4-

3.	In your response please address how you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

The fair value of the Tower Assets transferred by the Company was determined based on the appraised value performed by an independent valuation firm. Meanwhile, the consideration for the transfer of the Tower Assets received by the Company included cash and equity shares of China Tower, the fair value of which is discussed above. The valuation results indicated that fair value of those transferred assets exceeds its then carrying amount, which suggested no evidence of impairment.

4.	You disclose that you eliminated unrealized profits from the gain recognized on the transfer due to your interest in China Tower. Tell us how this is reflected in the equity method accounting for your interest in China Tower and how it will affect the subsequent accounting for your investment.

As explained above, because the Company holds 38% of equity interest in China Tower through CMC, the Company recognized only 62% of the gains from the transfer of the Tower Assets upon the completion of such transfer, and the eliminated 38% of the gains from such transfer will be gradually realized through the subsequent equity pick-up adjustments of the Company’s investments in China Tower over the remaining useful life of the Tower Assets or upon its disposal by China Tower.

5.	Tell us how you will account for the lease agreement with China Tower for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

On July 8, 2016, CMC and China Tower finalized the leasing and pricing arrangement in relation to the lease of telecommunications towers (including newly-added and acquired telecommunications towers) and related assets, and entered into an agreement (the “Lease Agreement”) accordingly. Pursuant to the Lease Agreement, the respective provincial companies of the Company and China Tower will enter into provincial company framework service agreements, under which provincial companies will enter into lease agreements with China Tower for each individual tower asset and related assets in a specific location (such lease agreement, each an “Individual Service Order” or “ISO”), based on their actual service needs with a term of five years. Before the expiry of the term of the ISO, the parties to the service agreements or their respective subsidiaries will discuss whether to enter into a separate product and service confirmation letter to confirm matters concerning the subsequent provision of the relevant products because the Company is not reasonably certain that each ISO will continue after its initial five years term.

Mr. Spirgel	-5-

The Company assessed the nature and substance of the Lease Agreement under IAS 17 and concluded to account for the lease arrangement with China Tower as an operating lease based on the following reasons:

•	The Lease Agreement does not contain any clause that the ownership of the leased assets will be transferred to the Company by the end of the lease term;

•	At the end of the lease term, there is no purchase option granted to the Company to purchase the leased assets;

•	A 5 years lease term is not a major part of the overall economic life of the leased assets;

•	At the inception of the Lease Agreement, the present value of the minimum lease payments is not substantially all of the fair value of the leased assets; and

•	The lease assets are not of a specialized nature such that only the Company can use them.

There are also no clauses in the Lease Agreement such that (i) CMC bears any gains or losses in the fluctuation in the fair value of the leased assets at the end of the lease term and (ii) CMC has the ability to continue the lease for a secondary period at a leasing fee that is substantially lower than the then market rent. In addition, in an event that CMC terminates the lease of certain assets under the Lease Agreement, CMC will only bear China Tower’s loss up to the full leasing fee of the residual lease term.

Accordingly, the Company determines to account for the lease arrangement with China Tower as an operating lease considering substantive risks and rewards associated with the Tower Assets reside in China Tower.

6.	Discuss the nature and extent of your continuing commitments under the lease agreement.

The Company will pay leasing fees for its use of the leased assets according to the pricing formula set out in the Lease Agreement. As explained above, if CMC terminates the lease of certain assets under the Lease Agreement, CMC will bear China Tower’s loss up to the full leasing fee of the residual lease term. After the initial five years term, the Company will further negotiate with China Tower to decide whether to continue the lease of each individual tower asset and related assets depending on its then business needs, as well as the related pricing terms, future lease term and key terms of the arrangement. At the same time, China Tower will also decide the leasing of each tower asset and related assets to the other telecommunications operators.

Mr. Spirgel	-6-

In addition, pursuant to the Lease Agreement, the Company is not granted any purchase option and the Company does not provide any guaranteed residual value of the leased assets at the end of the lease term.

*    *    *    *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Chun Wei of Sullivan & Cromwell (Hong Kong) LLP (tel: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com), or Gong Chen or Mirian Niu of the Company at +852-3121-8888, with any questions you may have.

Sincerely,

/s/ XUE Taohai
XUE Taohai Executive Director, Vice President and Chief Financial Officer

Mr. Spirgel	-7-

cc:	Larry Spirgel

Terry French

Charles Eastman

(United States Securities and Exchange Commission)

Gong Chen

Mirian Niu

(China Mobile Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Elton Yeung

Dora Song

(PricewaterhouseCoopers Zhong Tian LLP)

DIVISION OF CORPORATION FINANCE	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 3720

November 4, 2016

Mr. XUE Taohai

Chief Financial Officer

China Mobile Limited

60th Floor, The Center

99 Queen’s Road Central

Hong Kong, China

Re:	China Mobile Limited
Form 20-F for Fiscal Year Ended December 31, 2015
Response dated September 30, 2016
File No. 333-12222

Dear Mr. XUE Taohai:

We have reviewed your September 30, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Note 7 Gain on the Transfer of Tower Assets, page F-44

1.	We note in your response to comment 1 that you considered IAS 28 and IAS 16 in determining the accounting for the China Tower transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16. 24 – 25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and China Tower are all controlled or ultimately controlled by the People’s Republic of China.

2.	We note your responses to comments 2 and 3 and your conclusion that the fair value of the equity shares issued by China Tower to you as consideration was determined by reference to the fair value of the assets transferred. In this regard:

•	Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to China Tower. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

XUE Taohai

China Mobile Limited

November 4, 2016

•	When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with China Tower and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

•	Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of China Tower equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of China Tower).

3.	We note your responses to comments 5 and 6 and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

•	Tell us the options available to you at the end of the lease term to have access to the towers owned by China Tower or other towers owned by another party. Refer to IAS 17.10(c).

•	Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

•	Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

You may contact Charles Eastman, Senior Staff Accountant, at 202-551-3794 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

December 2, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited
Form 20-F for Fiscal Year Ended December 31, 2015
Response dated September 30, 2016 File No. 333-12222

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated November 4, 2016 (the “Comment Letter”), relating to the response of China Mobile Limited (the “Company”), dated September 30, 2016 (the “Response”), to the Division’s comment letter in respect of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), which was filed with the Commission on April 26, 2016. The Company expresses its appreciation to the Staff for taking the time to review the Response, and for providing the helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2015

Note 7 Gain on the Transfer of Tower Assets, page F-44

SEC Comment No. 1

We note in your response to comment 1 that you considered IAS 28 and IAS 16 in determining the accounting for the China Tower transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16. 24 – 25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and China Tower are all controlled or ultimately controlled by the People’s Republic of China.

Response to Comment No. 1

Before the Company’s transfer of the telecommunications towers and related assets (“Tower Assets”) to China Tower, the Tower Assets had been used solely for the purpose of supporting the Company’s business of providing telecommunications services. Before the Company’s transfer of the Tower Assets, the Tower Assets had never been operated by the Company as a separate business and were non-revenue generating in nature on a standalone basis. Upon the completion of the transaction, China Tower has started to centrally manage the tower assets transferred from the three telecommunications operators as well as to build new tower assets and then lease those assets to three telecommunications operators to address the issues of uneven distribution of infrastructure resources and reduce the overall capital expenditure within the industry going forward, and enhance the centralized, efficient operation and sharing of telecommunications resources.

Mr. Pacho

The fact that the Company, the other two telecommunications operators and China Tower are all ultimately controlled by the government of the People’s Republic of China (the “PRC”) does not necessarily lead to a conclusion that the transaction of the transfer of the tower assets by the respective three telecommunications operators to China Tower lacks commercial substance because IAS 16 focuses on the question whether there is a change in the configuration of the cash flows as a result of the exchange of transaction. China Tower is operated by a management team separately from those of the three telecommunications operators. The transaction price for the transfer of Tower Assets to China Tower and the subsequent lease arrangement were negotiated by the independent management of the respective companies without involvement or influence by the government and were based on normal commercial terms in the ordinary and usual course of business of the respective companies. The terms of the transaction are fair and reasonable and in the interests of each party involved in the transaction. The transaction was appropriately approved following the respective companies’ corporate governance and, in respect of the Company, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In addition, the cash consideration paid by China Reform Holdings Corporation Ltd. (“CRHC”) to subscribe new shares issued by China Tower at the stock price of RMB1 per share was the same as the fair value of each equity share that the Company received as consideration for transferring the Tower Assets.

When accounting for the transfer of Tower Assets to China Tower, the Company duly considered the requirements of paragraph 24 and paragraph 25 under IAS 16, which require that the exchange of a non-monetary asset for another or a combination of monetary and non-monetary assets should be recorded at fair value, unless the transaction lacks commercial substance or the fair value of the assets received or the assets transferred is not reliably measurable. Based on the foregoing reasons and those set forth below, the Company believed that the transaction of transfer of Tower Assets has commercial substance as there is a change in the configuration (including risk, timing and amount) of the cash flows and such change is significantly relative to the fair value of the assets exchanged under paragraph 25 of IAS 16:

•	Before the transfer of Tower Assets to China Tower, the Company constructed all the tower assets needed by itself. After the transaction, the centralised construction of the telecommunications towers and the ancillary facilities has been undertaken by China Tower. The transaction enables the Company to increase the network coverage through its access to the tower assets originally transferred by the other two telecommunications operators and at the same time reduces its capital expenditures. There is a valid commercial purpose behind the transaction. The transaction also enables the Company to focus on its core business and develop new businesses to maintain its market leader position in the PRC;

2

Mr. Pacho

•	Before the transaction, the Tower Assets were all controlled and used by the Company. The Company incurred cash outflow in relation to operation and maintenance costs for existing tower assets and capital expenditure for new tower assets. There was no direct cash inflow from operating the tower assets. With the sales of Tower Assets, the Company received cash and equity consideration from China Tower and it has future cash outflows of payment of leasing fees under its lease agreement with China Tower. In addition, the Company has future cash inflow from the receipt of dividend from China Tower, and may enjoy the potential capital gains from any sales of the share. However, as one of the shareholders of China Tower, the Company does not have any control over, China Tower’s decision makings, including dividend distribution policy. There is a significant change in the timing and amount of cash flows from the Company’s operating fixed assets to its investment in associate; and

•	Upon the completion of the transaction, the risk profile of equity shares of China Tower owned by the Company included not only the operational risks (such as market risk, tenancy risk etc.) and physical risk of the Tower Assets originally owned by the Company, but also from those Tower Assets contributed by other two telecommunications operators, as well as those newly constructed tower assets by China Tower. Accordingly, the configuration of cash flows are expected to have a significant change.

As a result, the Company concluded that the transaction of transfer of Tower Assets has commercial substance considering it met the requirements of paragraph 24 and paragraph 25 under IAS 16 as stated above.

SEC Comment No. 2

We note your responses to comments 2 and 3 and your conclusion that the fair value of the equity shares issued by China Tower to you as consideration was determined by reference to the fair value of the assets transferred. In this regard:

•	Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to China Tower. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

•	When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with China Tower and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

3

Mr. Pacho

•	Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of China Tower equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of China Tower).

Response to Comment No. 2

Upon completion of the transaction, the Company’s investment cost in China Tower increased accordingly and was determined by the fair value of the Tower Assets. The depreciated replacement cost method (the “DRC Method”) was primarily adopted by the Company when determining the fair value of the Tower Assets transferred to China Tower. Based on the prevailing market condition, the Company considered that the “highest and best use” of Tower Assets from a market participant’s perspective under paragraph 27 and paragraph 29 of IFRS 13 is to provide the transmission support for the provision of the telecommunications services. Paragraph 31(a)(i) under IFRS 13 states that “If the highest and best use of the asset is to use the asset in combination with other assets or with other assets and liabilities, the fair value of the asset is the price that would be received in a current transaction to sell the asset assuming that the asset would be used with other assets or with other assets and liabilities and that those assets and liabilities (i.e. its complementary assets and the associated liabilities) would be available to market participants.” Because there was no current transaction in the market place, the Company explored the following possible valuation techniques to determine the fair value of Tower Assets, and during the valuation, the use of relevant observable inputs was maximized and the use of unobservable inputs was minimized pursuant to paragraph 61 under IFRS 13:

•	DRC Method. From the perspective of a market participant seller, the price that would be received for an asset is determined based on the cost to a market participant buyer to acquire or construct a substitute asset of comparable utility, as adjusted for obsolescence. That is because a market participant buyer would not pay more for an asset than the amount for which it could replace the service capacity of that asset. Obsolescence encompasses physical deterioration, functional (technological) obsolescence and economic (external) obsolescence and is broader than depreciation for financial reporting purposes (an allocation of historical cost) or tax purposes (using specified service lives). The DRC Method is a commonly used valuation technique in China to measure the fair value of tangible assets that are used in combination with other assets or with other assets and liabilities. The Company considered the DRC Method is an appropriate valuation technique in determining the fair value of the Tower Assets because (i) there is sufficient and objective data available, and (ii) the Tower Assets mainly provide the transmission support for the provision of the telecommunications services in current market condition. Under the DRC Method, the fair value of the Tower Assets was determined by the Company based on the total replacement cost multiplying by newness rate. The total replacement cost included the cost of purchase, construction and installation, upfront expenses and other expenses etc. The cost of purchase, construction and installation was determined by the Company by reference to the local market price. The newness rate of the Tower Assets was determined by the Company mainly on the basis of economic lifespan and the number of years of the Tower Assets used based on the usage conditions and technical conditions etc.

4

Mr. Pacho

•	Market Approach Method. As there is no similar transaction in the market place to be the reference, the Company concluded that the Market Approach Method is not an appropriate method to determine the fair value of the Tower Assets transferred.

•	Discounted Cash Flow Method. As aforementioned, the Tower Assets had never been operated by the Company as a separate business or generated revenue on a standalone basis. Upon the completion of the transaction, China Tower has generated revenue through the lease of the Tower Assets as well as the newly-added telecommunications towers to three telecommunications operators. However, the cash flow forecast is highly judgmental on the facts and circumstances on the measurement date on October 31, 2015 (i.e. the completion date of transfer of Tower Assets) because (i) the leasing and pricing arrangement in relation to the lease of telecommunications towers was still under negotiation and had not been finalized until July 8, 2016; and (ii) the tower network restructuring arrangement to optimize the network coverage will significantly affect the number and locations of tower assets to be leased (i.e. the Individual Service Order (“ISO”)) including the arrangement of the sharing of Tower Assets which would result in significant impact on the cash flow forecast. In addition, there was also no leasing and pricing arrangement that could be referenced in current market. Accordingly, the Company concluded that the Discounted Cash Flow Method is also not an appropriate method to determine the fair value of the Tower Assets transferred.

In light of the foregoing reasons, after considering the “highest and best use” of the Tower Assets from a market participant’s perspective under the then current market condition, and the available valuation techniques that are appropriate in this transaction and for which sufficient data are available to measure the fair value, the Company believed that the DRC Method is the most appropriate approach to determine the fair value of the Tower Assets transferred.

As the term of ISO was not available at the time of transfer of Tower Assets and the cash flow estimation is highly judgemental, the fair value of the lease contracts with China Tower was not considered when the Company determined the fair value of the Tower Assets.

5

Mr. Pacho

The Company duly considered paragraph 57 to paragraph 60 and paragraph B4 under IFRS 13 and concluded that the transaction prices equalled to the fair value considering (i) the transaction was entered into based on commercial terms in the ordinary and usual course of business of the parties involved even the parties involved are ultimately controlled by the government of the PRC; (ii) the transaction did not take place under duress and the Company was not forced to accept the price in the transaction; (iii) the unit of account represented by the transaction price was the same with the unit of account for the asset measured at fair value because (a) China Tower was basically a “shell” company prior to the transfer of the Tower Assets transaction as China Tower only carried out minimal activities; (b) the term of ISO was not available at the time of transfer of Tower Assets and the cash flow estimation is highly judgmental which would indicate that the underlying fair value of the shares of China Tower is the fair value of the Tower Assets upon the completion of the transaction; and (iv) there were no markets different from the principal market for the Tower Assets.

In light of the foregoing reasons, the Company considered that the fair value of the Tower Assets transferred where the valuation involved an independent valuation firm is an appropriate proxy of the fair value of China Tower equity.

SEC Comment No. 3

We note your responses to comments 5 and 6 and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

•	Tell us the options available to you at the end of the lease term to have access to the towers owned by China Tower or other towers owned by another party. Refer to IAS 17.10(c).

•	Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

•	Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

Response to Comment No. 3

There were not any leasing options available to the Company at the end of the lease term in the leasing and pricing arrangement entered into by the Company and China Tower on July 8, 2016. Before the expiry of the term of the ISO under our lease arrangement with China Tower, the parties will discuss whether to enter into a separate product and service confirmation letter to confirm matters concerning the subsequent provision of the relevant products and services. The Company acknowledged that it has to use the tower assets for the provision of services to its subscribers, however, the Company needs to determine to lease any particular individual tower asset and related assets depending on its then business needs. In addition, as the technology in the telecommunications industry develops over time, the Company has no intention to enter into a lease arrangement of more than 5 years at this moment. At the same time, when the Company’s lease arrangement with China Tower expires, China Tower will also decide the leasing of individual tower asset and related asset to the other telecommunications operators and other potential customers considering China Tower is actively exploring the other potential revenue sources. As a result, before the expiry of the lease term, it will remain uncertain which individual tower asset and related assets will be leased subsequently.

6

Mr. Pacho

As there is no leasing option available to the Company under its lease arrangement with China Tower at the end of the five years of the lease term, based on the calculation of the present value of lease payments in a five years lease period, it is noted that the present value of lease payment accounts for approximately 50% to 60% of the fair value of the leased assets taking into the consideration of the sharing ratio of Tower Assets and the discount rate which was referenced to the incremental borrowing rate. Therefore, at the inception of the lease arrangement between the Company and China Tower, the present value of the minimum lease payments did not amount to substantially all of the fair value of the leased asset.

There is no term in the lease arrangement between the Company and China Tower with respect to the exclusive use of the towers in a specific location and other technical requirements. Over time, for those non-occupied towers, based on the business needs, they could be used by any telecommunications operator without limitation, in order to reduce the overall capital expenditure and operational costs of the three major telecommunications operators and to improve network coverage of the operators. Even when a tower’s original capacity is fully utilized, limited costs are expected to be incurred to expand the capacity of the tower assets in order to install certain additional antenna and other equipment in such tower. Nevertheless, it does not mean that the leased assets are of such a specialised nature that only the Company can use them without major modifications.

Should you have any questions or wish to discuss the foregoing, please contact Chun Wei of Sullivan & Cromwell (Hong Kong) LLP (tel: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com), or Gong Chen or Mirian Niu of the Company at +852-3121-8888, with any questions you may have.

Sincerely,

/s/ WONG Wai Lan, Grace
WONG Wai Lan, Grace
Company Secretary

cc:	Terry French
Charles Eastman
(United States Securities and Exchange Commission)

7

Mr. Pacho

Xue Taohai
Gong Chen
Mirian Niu
(China Mobile Limited)

Chun Wei
(Sullivan & Cromwell (Hong Kong) LLP)

Elton Yeung
Dora Song
(PricewaterhouseCoopers Zhong Tian LLP)

8

DIVISION OF CORPORATION FINANCE	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 3720

February 21, 2017

Mr. XUE Taohai

Chief Financial Officer

China Mobile Limited

60th Floor, The Center

99 Queen’s Road Central

Hong Kong, China

Re:	China Mobile Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Response dated December 2, 2016

File No. 333-12222

Dear Mr. XUE Taohai:

We have reviewed your December 2, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Note 7 Gain on the Transfer of Tower Assets, page F-44

1.	We have reviewed your response to prior comment one. Please address each of the following:

a)	Please provide us with the background and the laws and/or regulations which resulted in the government-backed initiative to centralize the telecommunication tower assets in the PRC.

XUE Taohai

China Mobile Limited

February 21, 2017

b)	Please identify who is responsible for carrying out the PRC’s telecommunication asset centralization.

c)	Please explain how the laws and/or regulations that resulted in the centralization of the telecommunication assets in China impact you.

d)	Please explain why you participated in the formation of China Tower. Specifically indicate if your participation was mandated by law, regulation or by your ultimate controlling shareholder.

e)	Please tell us if you had the ability to not participate in the asset centralization. If you had decided to not participate, please tell us how that decision would have impacted you. Address, without limitation, any monetary impact, your access to telecommunication infrastructure, your ability to operate in the telecommunications industry and your ability to build new telecommunication infrastructure assets, including towers.

f)	Please describe the governance structure of China Tower, including your role and authority in your capacity as a shareholder and a major customer, as well as each party that will have as seat on China Tower’s board of directors. Additionally, please tell us if China Tower can be unilaterally dissolved by the PRC or any of its directly or indirectly controlled entities.

g)	Please tell us the key terms of each contract that is related to the sale of your telecommunication infrastructure and your subsequent use of that infrastructure. In addition tell us when those agreements were finalized. Without limitation, specifically address the asset sale agreement, the asset lease agreements and the tower network restructuring arrangement.

2.	We note your response to comment one from our letter dated November 4, 2016 where you state, “The transaction price for the transfer of Tower Assets to China Tower and subsequent lease arrangement were negotiated by the independent management of the respective companies without involvement or influence by the government and were based on normal commercial terms in the ordinary and usual course of business of the respective companies.” However in your response to comment two from our letter dated November 4, 2016, you state, “Because there was no current transaction in the market place, the Company explored the following possible valuation techniques to determine the fair value of Tower Assets...”

These two statements appear to be inconsistent with each other. Please clarify. Also, if there are no market transactions with comparable scale in the domestic market, tell us what evidence you have that the transactions were entered into at market terms. We refer to paragraph B4 (a) of IFRS 13.

XUE Taohai

China Mobile Limited

February 21, 2017

3.	We have reviewed your response to prior comment two. Please address each of the following:

a)	Please explain the nature and extent of the business China Tower carried out from its formation in 2014 through October 2015, the date of the transaction.

b)	We note news articles from as early as July 2015 that indicate China Tower was contemplating a private placement and/or initial public offering. Please tell us if China Tower estimated its fair value at any time between its formation in 2014 and the finalization of the lease terms in July 2016. If China Tower did estimate its fair value, how did that fair value compare to the RMB 1 share price used in the asset transfer transaction.

c)	Please tell us who owns and controls China Reform Holding Corporation Limited (“CRHC”). We note news articles that state that CRHC is a wholly-owned subsidiary of China’s State-owned Assets Supervision and Administration Commission. If CRHC is a related party, please tell us how you determined that the cash subscription by CRHC for new shares issued by China Tower at the stock price of RMB1 per share was entered into at market terms.

d)	Please tell us the name of the independent qualified valuation firm that performed the valuation of the tower assets and the firm’s relationship with the PRC, including any of its agencies.

e)	Please address how the DRC Method using the replacement cost captures the other aspects of the China Tower business, such as synergies and economies of scale.

f)	We note your reference to paragraphs 27 and 29 of IFRS 13 with respect to highest and best use. We note that paragraph 29 of IFRS 13 states that an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset. In your circumstance, the government-based initiative to centralize the telecommunication infrastructure appears to have changed how the value from these assets will be determined. Please support your conclusion that your use of the replacement cost method yields a fair value measure that reflects the highest and best use of the tower assets, which would appear to need to reflect the requirements of the government-based initiative.

g)	We note that the asset transfer to China Tower was recorded in October 2015 and the lease terms were not finalized until July 2016.

•	Please explain why you entered into a transaction without knowing how much it will cost you to use the telecommunication assets.

XUE Taohai

China Mobile Limited

February 21, 2017

•	Explain if you were able to determine that the transaction would be economically beneficial to you.

•	Tell us if you have any remedies if your cost to use the telecommunication assets is or becomes uneconomic.

•	Explain how you were able to determine if you entered into an onerous contract if the terms of your transaction were still under negotiation at the time you recorded it. Specifically address paragraphs 10 and 66 through 69 of IAS 37.

4.	We have reviewed your response to prior comment three. Please address each of the following:

a)	Please further explain how the sharing of the use of the towers by each of the Telecom Operators will be determined during the service period.

b)	Tell us how you determined that your arrangement to use China Tower’s tower products is, or contains, a lease. Refer to IAS 17 and IFRIC 4.

c)	Please tell us more information about the share rate and how it is used in the lease contract(s). You state that you took into account the share rate of the Tower Assets with the other two Telecom Operators when calculating the present value of minimum lease payments. Notwithstanding the comment above, please further explain how you utilized the share rate in your calculation and your basis for using the share rate to determine the fair value of minimum lease payments. Refer to IAS 17.4.

d)	Tell us if there is one lease agreement for all of the Tower Assets, or individual leases for each tower.

e)	Tell us the degree to which you lease the towers that you previously owned, and whether you also lease any portion of the towers previously owned by China Telecom and China Unicom.

f)	Please provide us with an example of a lease contract with China Tower.

g)	Please explain how the centralization of the telecommunication assets into China Tower changes your access to your previously owned telecommunication assets as well as telecommunication assets previously owned by others.

h)	Clarify if your lease contracts provide you with the access and use of telecommunication assets that is equitable when compared to your competitors.

XUE Taohai

China Mobile Limited

February 21, 2017

You may contact Charles Eastman, Senior Staff Accountant, at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

March 31, 2017

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited
Form 20-F for Fiscal Year Ended December 31, 2015
Response dated December 2, 2016 File No. 333-12222

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated February 21, 2017 (the “Comment Letter”), relating to the response of China Mobile Limited (the “Company”), dated December 2, 2016 (the “Response”), to the Division’s comment letter in respect of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), which was filed with the Commission on April 26, 2016. The Company expresses its appreciation to the Staff for taking the time to review the Response, and for providing the helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2015

Note 7 Gain on the Transfer of Tower Assets, page F-44

SEC Comment No. 1

We have reviewed your response to prior comment one. Please address each of the following:

a)	Please provide us with the background and the laws and/or regulations which resulted in the government-backed initiative to centralize the telecommunication tower assets in the PRC.

Mr. Pacho	-2-

Response to Comment No. 1(a)

The government of the People’s Republic of China (“PRC” or “China”) did not promulgate any law or regulation that required the centralization of the telecommunication towers and related assets (hereinafter, “tower assets”), including the establishment of a tower company. However, the government agencies charged with responsibilities in overseeing enterprises in the telecommunications industry, the Ministry of Industry and Information and Technology (“MIIT”) and the State-owned Assets Supervision and Administration Commission (“SASAC”), issued certain policies that encourage the Company, China Unicom (Hong Kong) Limited (“China Unicom”) and China Telecom Corporation Limited (“China Telecom”, together with the Company and China Unicom, the “three Telecom Operators” and each a “Telecom Operator”), to the extent feasible, to jointly construct and share the telecommunication infrastructure in China.

MIIT and SASAC, through their policy statements, have been encouraging the joint construction and sharing of telecommunication infrastructure among the three Telecom Operators. In 2008, they issued the Notice on Promoting the Joint Construction and Sharing of Telecommunication Infrastructure (MIIT Lian Tong [2008] No. 235) (the “Notice”), and provided further guidance on joint construction and sharing of telecommunication infrastructure in the Implementation Opinions on Joint Construction and Sharing of Telecommunication Infrastructure (the “Implementation Opinions”), which are published on a regular basis. For details of the Notice and the Implementation Opinions, please refer to “Item 4. Information on the Company—Business Overview—Regulation—Sharing of Telecommunications Infrastructure” in the Company’s Forms 20-F for the fiscal years from 2008 to 2015.

The purpose of both the Notice and the Implementation Opinions is to promote joint construction and sharing of the telecommunication infrastructure among the three Telecom Operators, minimize redundancy in telecommunication tower construction, and enhance the utilization rate of telecommunication infrastructure. Nevertheless, these policy statements did not provide for any specific form or manner of carrying out such joint construction and sharing, and neither did they mandate the three Telecom Operators to form a tower company. To achieve higher utilization efficiency of its telecommunication infrastructure, the Company conducted extensive studies on the practices of international telecommunication operators and had detailed discussion with the other two Telecom Operators. After careful consideration, the Company decided to jointly establish China Tower Corporation Limited (“China Tower”) with the other two Telecom Operators. In its decision-making, the Company gave significant weight to (i) the aforesaid government policies, in particular those to enhance the utilization efficiency of telecommunication infrastructure; and (ii) the trend of the telecommunications industry worldwide that sharing telecommunication infrastructure and establishing tower companies by telecommunication operators becomes increasingly common, which the Company believed are in line with those government policies.

Mr. Pacho	-3-

b)	Please identify who is responsible for carrying out the PRC’s telecommunication asset centralization

Response to Comment No. 1(b)

The senior management teams of the three Telecom Operators were responsible for carrying out the tower asset centralization. The senior management teams of the three Telecom Operators negotiated and executed the transactions related to the tower asset centralization within the authorization of their respective boards. Each of the senior management teams of the three Telecom Operators obtained approvals for those transactions in accordance with their respective corporate governance procedures as well as applicable laws and regulatory requirements. The senior management team of China Tower independently participated in the negotiation and execution of the transactions with respect to the tower assets.

The senior management team of the Company was involved extensively in (i) promoting the establishment of and incorporating China Tower (the “Formation of China Tower”) and (ii) transferring the Company’s then-owned tower assets (such transferred tower assets, the “Tower Assets”) to China Tower (the “Tower Transfer Transaction”). During the process, they led various streams of work, including, among others, conducting precedent research, engagement of professionals for advice, physical inspections of the Tower Assets and transaction negotiation. The transaction proposals formulated through these efforts of the Company’s management team were thoroughly discussed and approved at the senior management meetings. Subsequently, in accordance with the Articles of Association and relevant internal procedural rules of the Company, the management team submitted such proposals to the board of the Company (the “Board”) for consideration. The Board deliberated and approved the transaction proposals at their meetings, details of which are set forth below:

•	On July 11, 2014, a Board meeting was held to consider the proposal related to the Formation of China Tower. All directors were present at the meeting. The Board (i) was briefed by the management team in charge of the transaction; (ii) discussed in detail the proposed investment amounts, shareholding structure, corporate governance structure and other key matters with respect to China Tower; and (iii) reviewed the establishment plan of China Tower, draft promoters’ agreement and draft announcements to be published on the stock exchanges. After thoughtful deliberation, the Board formed the view that the Formation of China Tower was in the interests of the Company and its shareholders. The resolution related to the Formation of China Tower was approved by all directors of the Company; and

Mr. Pacho	-4-

•	On October 13, 2015, a Board meeting was held to consider the proposal related to the Tower Transfer Transaction. Eight directors attended the meeting, including three independent non-executive directors. At the meeting, the Board (i) was briefed by the management team in charge of the transaction; (ii) discussed the valuation of the Tower Assets, the determination and adjustment mechanism of the consideration for this transaction and other key matters in the Tower Transfer Transaction; and (iii) reviewed the transaction documents and the draft announcements to be published on the stock exchanges, among others. After thorough deliberation, the Board was of the view that (i) the terms of the Tower Transfer Transaction were on normal commercial terms; (ii) the Tower Transfer Transaction was entered into in the ordinary and usual course of the Company’s business; and (iii) the Tower Transfer Transaction was fair and reasonable and in the interests of its shareholders as a whole. In accordance with the Company’s Articles of Association, Mr. Liu Aili, an executive director of the Company, disclosed his conflict of interest due to his concurrent position as the non-executive director and chairman of the board of China Tower. Therefore, he abstained from voting on the resolution related to the Tower Transfer Transaction. The resolution related to Tower Transfer Transaction was approved by all of the other directors of the Company present at the meeting.

According to the Articles of Association of the Company, the Formation of China Tower and the Tower Transfer Transaction are matters within the approval authority of the Board. No shareholders’ resolutions were required to approve these transactions.

As a listed company on the Stock Exchange of Hong Kong Limited (“HKSE”) and the New York Stock Exchange, in accordance with applicable listing rules and regulatory requirements, the Company published several announcements related to the Formation of China Tower and the Tower Transfer Transaction, whereby the principal terms of the transactions and Board decisions were disclosed.

Furthermore, to assist the Board evaluating the Tower Transfer Transaction, the Company engaged a financial advisor and an independent appraiser. China Securities Co., Ltd., an independent third party, was engaged as the financial advisor through the regular bidding and procurement process of the Company. The financial advisor assisted the Company in various parts of the transaction. An independent appraiser was hired jointly by the three Telecom Operators and China Tower to conduct an appraisal of the fair value of the Tower Assets. For details of the independent appraiser and the valuation performed by it for the Tower Transfer Transaction, please refer to the responses to Comments No. 3(d) and 2 below, respectively.

Mr. Pacho	-5-

In order to facilitate the execution of the transactions, the senior management of the Company continuously engaged in multilateral communications with the other two Telecom Operators and China Tower in case of any disagreement on important matters.

c)	Please explain how the laws and/or regulations that resulted in the centralization of the telecommunication assets in China impact you.

Response to Comment No. 1(c)

Please refer to the response to Comment No. 1(a).

d)	Please explain why you participated in the formation of China Tower. Specifically indicate if your participation was mandated by law, regulation or by your ultimate controlling shareholder.

Response to Comment No. 1(d)

The Company decided to participate in the Formation of China Tower after taking into account both the Company’s commercial interests and the above-mentioned government policies. The Company’ participation is to address the difficulties in constructing telecommunication infrastructure and to gain access to more tower assets, which also coincides with the general trend of the telecommunications industry worldwide.

The Company’s investments in the telecommunication infrastructure are primarily driven by customers’ demand for higher usage and faster network speeds, both of which have increased dramatically in recent years. Additionally, the rapid development of 4G business and the potential launch of 5G business in the future technologically necessitates increases in both total tower assets as well as tower assets density to facilitate better connection within the telecommunication infrastructure. Following receipt of their respective 4G licenses at the end of 2013, each of the three Telecom Operators began rolling out its 4G networks. To effectively compete, the Company subsequently expanded its investments in telecommunication infrastructure significantly. Meanwhile, limited land resources due to China’s urbanization and increased population density resulted in more hardships and higher costs in constructing telecommunication infrastructure. A review of international practices revealed a trend towards the establishment of independent tower companies to achieve concentrated management of telecommunication infrastructure. In light of the above, the Company believes that participating in the Formation of China Tower will be beneficial to the Company’s operation and business development in the following significant aspects:

Mr. Pacho	-6-

(1) To enhance telecommunication network coverage ability

China Tower’s centralized and specialized management of tower assets would help the Company address difficulties arising from site selection and long time frames for base station constructions and facilitate the Company to obtain access to more telecommunication infrastructure. As a result, the Company would be able to expand its telecommunication network coverage at a faster pace, which, in turn, would enhance customer experience and further expand its 4G business.

(2) To save capital expenditure and optimize cash management

The Company had incurred relatively substantial and long-term capital expenditure in constructing tower assets. The centralization of tower asset construction by China Tower would enable the Company to save on capital expenditure and optimize its cash management. The positive effects will gradually emerge in the long run, as the Company expects to enjoy a lower average leasing fee per unit with the increasing share rate from a long-term perspective.

(3) To realize investment return from the equity investment in the long run

The Company estimated the potential business prospects of tower companies with reference to the operating status of tower companies outside of China. The Company believes that a tower company can leverage its integrated and efficient utilization of the telecommunication infrastructure to diversify and expand its customer base by attracting not only telecommunication operators but also companies in related industries. This could potentially result in stable business growth and substantial economic return, and consequently, higher shareholders’ return. The Company believes that such a business model is feasible for China Tower, and therefore the Company decided to invest in China Tower.

For reasons mentioned above, the Company is of the view that the participation in the Formation of China Tower was in the interests of the Company and its shareholders, including its ultimate controlling shareholder. The Company’s decision to participate in the Formation of China Tower is primarily driven by its commercial interests, rather than requested by its ultimate controlling shareholder or compelled by any law or regulation.

e)	Please tell us if you had the ability to not participate in the asset centralization. If you had decided to not participate, please tell us how that decision would have impacted you. Address, without limitation, any monetary impact, your access to telecommunication infrastructure, your ability to operate in the telecommunications industry and your ability to build new telecommunication infrastructure assets, including towers.

Mr. Pacho	-7-

Response to Comment No. 1(e)

The Company had the ability not to participate in the tower asset centralization, but it would have continued to face the same difficulties in the construction of telecommunication infrastructure, and would be deprived of the benefits, both of which are explained in the responses to Comment No. 1(d) above.

On the one hand, due to the limited financial resources and telecommunication infrastructure available to the Company, the pace of the Company’s telecommunication network coverage expansion would likely be slower than that in the case of tower asset centralization. The Company would have to continue to incur substantial capital expenditures and maintenance and operating costs because it would have had continued to utilize and build its own tower assets. This would consequently burden the Company’s cash management, and would, in turn, adversely affect the Company’s financial conditions and operating results. Moreover, the Company could not take advantage of the convenient leasing procedures as a result of China Tower’s centralized operation of the tower assets. Although the Company would have been able to share and construct tower assets with the other two Telecom Operators, the Company would have had to invest a significant amount of efforts in multi-party negotiations to arrange the joint construction or leases of tower assets. Additionally, the quantity of tower assets offered for leasing would be limited. For more details on the changes in the Company’s access to the tower assets previously owned by the other two Telecom Operators, please refer to the responses to Comment No. 4(g) below. These would potentially slow down the Company’s expansion of its telecommunication network coverage.

On the other hand, if China Unicom and China Telecom had decided to establish China Tower without the participation of the Company, or decided to share tower assets by other means, their construction capabilities would have strengthened, consequently expanding their market share and influence. This would potentially threaten the Company’s competitive strengths in tower assets in terms of quantity and advantageous geographic location. As a result, Company’s market position would be undermined.

In conclusion, had the Company decided not to participate in the asset centralization, its business operation would have not been interrupted, but its future development would be impeded.

f)	Please describe the governance structure of China Tower, including your role and authority in your capacity as a shareholder and a major customer, as well as each party that will have as seat on China Tower’s board of directors. Additionally, please tell us if China Tower can be unilaterally dissolved by the PRC or any of its directly or indirectly controlled entities.

Mr. Pacho	-8-

Response to Comment No. 1(f)

The governance structure of China Tower is established according to its articles of association formulated according to the Company Law of the PRC (the “PRC Company Law”), details of which are set forth below:

(1) Shareholders’ General Meeting

The shareholders’ general meeting is the highest body of authority of China Tower, which consists of all the shareholders of China Tower. The Company, China Unicom, China Telecom and China Reform Holdings Corporation Ltd. (“CRHC”) hold 38.0%, 28.1%, 27.9% and 6.0%, respectively, of the share capital of China Tower. All shareholders, including the Company, hold the same class of shares, and are all entitled to the dividends and other forms of profit distribution according to their respective shareholding percentages. Each of the shareholders exercises voting right at the shareholders’ general meeting according to the number of shares held by it.

The shareholders’ general meetings pass resolutions by open ballot. Resolutions of shareholders’ general meetings include ordinary resolutions and special resolutions. An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders present at the meeting. The matters subject to special resolutions at the shareholders’ general meeting, include, but are not limited to:

•	amendments to the articles of association;

•	any increase or decrease in the registered capital;

•	merger, division, dissolution or any change of the corporate form; and

•

acquisition or disposal of any major assets or provision of guarantee or collaterals that exceed 30% of the company’s total assets within any year, except activities in the ordinary course of business to the extent necessary, or guarantee or collaterals provided for its wholly-owned subsidiaries.

Other matters within the authority of the shareholders’ general meetings shall be resolved by ordinary resolutions, including, but not limited to:

•	determining business policies and investment plans;

•	electing or removing directors and supervisors that are not appointed from employee representatives, and deciding on their remuneration;

Mr. Pacho	-9-

•	considering and approving reports of the board of directors and the board of supervisors;

•	considering and approving proposed annual financial budgets and final accounts; and

•	considering and approving profit distribution plans and plans for making up losses.

When the shareholders’ general meeting considers matters concerning related party transactions, the related shareholders shall abstain from voting, and the number of their shares with voting rights shall not be counted towards the total number of valid votes. The resolutions of the shareholders’ general meeting shall fully disclose the voting results of non-related shareholders. The authority and voting rules of the shareholders’ general meeting of China Tower are consistent, in all material aspects, with the provisions of the PRC Company Law.

(2) Board of Directors

The board of directors of China Tower is the business decision-making body of its business operations and is accountable to the shareholders’ general meeting. The board of directors of China Tower shall consist of seven to nine members, including one chairman. The chairman of the board shall be elected by the majority of directors. At present, China Tower’s board of directors consists of nine members, of which eight are non-executive directors. Three of the non-executive directors are from the Company; two are from China Unicom; two are from China Telecommunications Corporation; and one is from CRHC. Mr. Liu Aili, who serves as a non-executive director and chairman of the board of China Tower, is also an executive director and vice president of the Company. The sole executive director is the general manager of China Tower, who does not hold any posts concurrently in any of the three Telecom Operators.

The main authority of the board of directors of China Tower includes, but is not limited to:

•	convening the shareholders’ general meetings, proposing relevant matters for approval at the shareholders’ general meetings and reporting on its work to the shareholders’ general meeting;

•	implementing the resolutions of the shareholders’ general meeting;

•	deciding on the business plans and investment proposals;

•	formulating proposed annual financial budgets and final accounts;

Mr. Pacho	-10-

•	profit distribution plans and plans for making up losses;

•	formulating plans for the increase or reduction in the registered capital and for the issuance of corporate bonds, as well as for the listing of the company’s securities;

•	reviewing and approving plans for merger, division, dissolution or change of corporate form; and

•	deciding on the establishment of the internal management organization and branches, as well as on the employment, removal and compensation of the general manager of the company.

A board meeting can be convened only if the majority of directors are present. Each director has one vote at the board meeting. All board resolutions shall be adopted by the majority of all directors, unless otherwise provided by laws and administrative regulations. When the board of directors consider matters concerning related party transactions, the related directors shall abstain from voting and the number of their votes shall not be counted towards the total number of valid votes. The board resolutions shall fully disclose the voting results of non-related directors. The authority and voting rules of China Tower’s board of directors are consistent, in all material aspect, with the provisions of the PRC Company Law.

(3) Board of Supervisors

The board of supervisors of China Tower consists of five members, including one chairman, who is elected by the majority of all supervisors. Three members represent the shareholders and the other two members represent the employees of China Tower. Each of the three Telecom Operators appoints one supervisor of China Tower. No director, general manager, deputy general manager, staff in charge of financial affairs or other senior managers of China Tower may concurrently serve as a supervisor.

The authority of the board of supervisors of China Tower includes, but is not limited to:

•

monitoring any action of directors and senior managers in the course of performing their duties that is in violation of laws, administrative regulations and the articles of associations of the company, and proposing removal of the directors and senior managers in breach of the laws, administrative regulations or the articles of association of the company;

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•

requiring the directors and senior managers to rectify their actions which have impaired the interests of the company, and reporting to the shareholders’ general meeting and relevant government agencies when necessary;

•	examining the financial conditions of the company;

•	proposing the convening of extraordinary shareholders’ general meetings;

•	submitting proposals to the shareholders’ general meeting; and

•	proposing the convening of extraordinary board meetings.

The authority of the board of supervisors of China Tower is consistent, in all material aspects, with the provisions of the PRC Company Law.

(4) Senior Management

The senior managers of China Tower consist of one general manager and several deputy general managers. The general manager must be hired or removed by the board of directors. The general manager nominates the deputy general managers subject to the approval or dismissal by the board of directors. The directors of China Tower can concurrently hold the posts of general manager, deputy general manager or other senior manager. The authority of the general manager of China Tower is consistent, in all material aspects, with the provisions of the PRC Company Law. Since China Tower’s incorporation in July 2014, none of the senior managers of China Tower has held any concurrent posts in the three Telecom Operators.

Although the Company is a shareholder of China Tower, as one of its major customers, the Company only enjoys the rights and performs the obligations in accordance with commercial agreements between the Company and China Tower, all of which were entered into at market terms through arm’s length negotiation. Similarly, simply by virtue of being a customer of China Tower, the Company does not have any special role or right in the corporate governance of, or can exert any special influence over, China Tower. Despite the Company, China Unicom, China Telecom and CRHC being represented on the board of directors as shareholders of China Tower, the business management of China Tower is conducted independently, and in particular, all decisions on important matters are made through the corporate governance procedures provided in its articles of association. The Company cannot unilaterally determine the corporate matters of China Tower as a shareholder including its operation and decision-making.

In addition, China Tower can only be dissolved according to the law and its articles of association, which are consistent with the provisions of the PRC Company Law. The PRC government or any entity it directly or indirectly controls has no power to dissolve China Tower unilaterally.

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g)	Please tell us the key terms of each contract that is related to the sale of your telecommunication infrastructure and your subsequent use of that infrastructure. In addition tell us when those agreements were finalized. Without limitation, specifically address the asset sale agreement, the asset lease agreements and the tower network restructuring arrangement.

Response to Comment No. 1(g)

The Company entered into the following contracts related to the sale of the Tower Assets and the subsequent use of the assets:

(1)    the Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration (the “Transfer Agreement”), dated October 14, 2015, among China Mobile Communication Company Limited and its 31 subsidiaries (“CMC,” a wholly-owned subsidiary of the Company), China United Network Communications Corporation Limited and its one subsidiary (“CUCL,” a wholly-owned subsidiary of China Unicom), China Telecom (CMC, CUCL and China Telecom together, the “Sellers”), CRHC and China Tower, pursuant to which the Sellers transferred their then-owned tower assets (the “Target Assets”) to China Tower; China Tower issued and allotted shares and/or paid certain cash as consideration for such transfers; and CRHC subscribed for new shares in China Tower in cash. The Transfer Agreement was filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2015;

(2)    the shares subscription agreements (each, a “Shares Subscription Agreement”) entered into respectively by seven subsidiaries of CMC and China Tower on January 30, 2016, pursuant to which the number of shares subscribed by each of such subsidiaries and the amount of the consideration paid by each of such subsidiaries were confirmed. The seven Shares Subscription Agreements were filed as exhibits to the Company’s Form 20-F for the fiscal year ended December 31, 2015; and

(3)    the Commercial Pricing Agreement (the “Lease Agreement”), dated July 8, 2016, between CMC and China Tower, pursuant to which CMC agreed to lease from China Tower the telecommunication towers acquired by China Tower pursuant to the Transfer Agreement (the “Acquired Towers”) and the telecommunication towers newly constructed by China Tower (the “New Towers”) and ancillary facilities. The Lease Agreement is attached as Exhibit A to this response letter and will be filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2016.

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Certain key terms of each of the Transfer Agreement, the Shares Subscription Agreements and the Lease Agreement are summarized below:

(1)	Transfer Agreement

•

The consideration for the transaction will be based on the final appraised value of the Target Assets, and adjusted by the depreciation and amortization of the Target Assets, among other things, in accordance with the terms of the Transfer Agreement.

•

In exchange for the Target Assets sold by CMC, China Tower shall issue to CMC a maximum of 51,110,880,000 shares at a par value of RMB1 per share and the remaining consideration shall be settled in cash. The final consideration for the transaction was later determined to be approximately RMB102,736 million, and accordingly, China Tower shall issue approximately 45,151 million consideration shares to CMC and shall pay CMC the cash consideration of approximately RMB57,585 million pursuant to the Transfer Agreement.

•

The consideration shares shall be issued by China Tower to CMC within 30 days after the determination of the final consideration for the transaction. The payment of cash consideration by China Tower shall be deferred. China Tower shall pay the first instalment to CMC (namely, RMB5 billion) within 30 days after it has obtained the subscription proceeds from CRHC. The remaining balance of cash consideration shall be paid by China Tower before December 31, 2017.

•

China Tower shall issue new shares to CRHC simultaneously. Prior to the completion of the transaction, China Tower was owned as to 40.0%, 30.1% and 29.9% by the Company, China Unicom and China Telecom, respectively. Following the completion of the transaction, China Tower is owned by the Company, China Unicom, China Telecom and CRHC as to 38.0%, 28.1%, 27.9% and 6.0%, respectively.

•	The completion of the transaction is subject to the satisfaction (or, if applicable, waiver) of certain customary closing conditions.

•

Each of the Sellers agrees to abide by certain covenants prior to the completion of the transaction, including, among others: (i) procuring all that is necessary for China Tower to inspect the Target Assets, and upon receipt of reasonable notice, allowing the representatives of China Tower to enter the premises of the Target Assets and providing China Tower with all necessary information and assistance; (ii) not disposing of the Target Assets without China Tower’s consent; and (iii) promptly informing China Tower of any matter that may result in material adverse changes to the Target Assets.

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•	Unless otherwise agreed among the parties, the ownership and risks associated with the Target Assets shall be transferred to China Tower on October 31, 2015 (the “Completion Date”).

•

The Sellers are entitled to continue the use of the tower assets they agreed to sell to China Tower during the period from the day following the Completion Date until the lease arrangements are finalized. Once the Sellers and China Tower have agreed on the leasing fees for the tower assets, the Sellers shall pay the leasing fees incurred from the day following the Completion Date.

•

The Sellers and China Tower shall complete the handover of the Target Assets within 30 days after the Completion Date (or such other date as agreed among the parties). Each party shall provide confirmation of the completion of the handover. Upon such confirmation, the parties shall also confirm the final consideration for the transaction after taking into account the above-mentioned adjustments in accordance with the terms of the Transfer Agreement.

•

During the period from the Completion Date until the date when China Tower has completed the construction and restructuring of its power and environment monitoring system (expected to be completed before June 30, 2016), the parties shall implement the transition arrangements in accordance with the Transfer Agreement and establish a joint workforce to ensure the stable operations and transition of the Target Assets.

(2)	Shares Subscription Agreements

•

Each of the relevant subsidiaries of CMC confirmed to pay a certain amount of cash consideration to subscribe for the corresponding amount of shares to be issued by China Tower at a subscription price of RMB1 per share, specifically: (i) China Mobile Group Anhui Co., Ltd. confirmed to pay RMB5,833,769,398 to subscribe for 5,833,769,398 shares; (ii) China Mobile Group Henan Co., Ltd. confirmed to pay RMB7,193,824,937 to subscribe for 7,193,824,937 shares; (iii) China Mobile Group Hebei Co., Ltd. confirmed to pay RMB4,375,693,430 to subscribe for 4,375,693,430 shares; (iv) China Mobile Group Guangdong Co., Ltd. confirmed to pay RMB7,300,716,496 to subscribe for 7,300,716,496 shares; (v) China Mobile Group Jiangsu Co., Ltd. confirmed to pay RMB6,501,405,824 to subscribe for 6,501,405,824 shares; (vi) China Mobile Group Shandong Co., Ltd. confirmed to pay RMB8,053,048,991 to subscribe for 8,053,048,991 shares; and (vii) China Mobile Group Zhejiang Co., Ltd. confirmed to pay RMB5,892,494,633 to subscribe for 5,892,494,633 shares.

•	The relevant subsidiaries of CMC had completed the payment of the subscription funds before December 31, 2015.

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(3)	Lease Agreement

•

Depending on the actual demand for tower infrastructure products and services, the respective subsidiaries of CMC and branches of China Tower located in the same provinces of China shall enter into (i) provincial service agreements for a term of five years and (ii) bulk lease forms for the Acquired Towers and certain New Towers and product confirmation orders for individual New Towers. Prior to the end of the lease term, CMC and China Tower, or their respective subsidiaries or branches, will consider whether to enter into new product confirmation orders and negotiate the arrangements concerning further provision of products and services.

•	The assets that CMC may lease from China Tower include the Acquired Towers, the New Towers and related products and services.

•	The price for a New Tower shall be determined in accordance with the following formula:

Product price =	base price × (1 – sharing discount rate 1) + (site cost + electricity input cost) × (1 – sharing discount rate 2)

Base price = (	standardized construction cost useful lives of depreciation	× (1 + impairment rate) + maintenance expense) × (1 + cost markup rate)

•

To reflect the variations in standardized construction costs of the New Towers across different geographical areas, 31 provinces of China have been divided into four categories with a different adjustment rate for each category. The maintenance expense shall be adjusted based on the actual bidding price to procure materials and services for such maintenance work. The values for the impairment rate (as a result of relocation, repair and damages, among others) and the cost markup rate are fixed at 2% and 15%, respectively. The site cost and the electricity input cost are priced either on a lump sum or itemized basis.

•

The sharing discount rate 1 referred to in the formula for product price is 20%, if the relevant tower is shared by two lessees, or 30%, if the relevant tower is shared by three lessees. The first sole occupier of the shared towers shall be entitled to a first-occupier discount, an extra 5% discount in addition to the aforementioned sharing discounts.

•

The sharing discount rate 2 referred to in the formula for product price is 40%, if the relevant tower is shared by two lessees, or 50%, if the relevant tower is shared by three lessees. The first sole occupier of such towers shall be entitled to a first-occupier discount, an extra 5% discount in addition to the aforementioned sharing discounts.

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•	The pricing basis for the Acquired Towers is in principle consistent with that applicable to the New Towers. Specifically:

•	The product catalogue and pricing formula related to the Acquired Towers shall be identical to those applicable to the New Towers, except that (i) the standardized construction cost shall be adjusted and determined according to the proportion of the depreciation cost of the Acquired Towers to that of the New Towers in different provinces and (ii) no electricity input cost shall be charged for the Acquired Towers.

•	The sharing discount rates applicable to the Acquired Towers shall be consistent with those applicable to the New Towers, and the former owners of the relevant Acquired Towers shall be entitled to the first-occupier discounts.

•	Occupier(s) other than the former owner of an Acquired Tower who started occupying such tower prior to the Completion Date shall only pay 30% of the product price of such tower, and the former owner of such tower shall be entitled to the first-occupier discount and shall only pay 70% of the site cost when there are two lessees, or 40% when there are three lessees until 2018.

•	The lease term for the Acquired Towers commenced on November 1, 2015. The commencement date of the lease for the New Towers shall be determined by the commencement dates of the services as described in the bulk lease forms and/or product confirmation orders entered into by the respective subsidiaries of CMC and branch companies of China Tower.

•	The parties may further negotiate and agree on any applicable adjustments to pricing, taking into account the changes in certain factors, including inflation rate, significant fluctuations in the real estate market or steel prices, as well as the actual operating conditions of China Tower.

•	Any finance costs payable by China Tower shall be borne by China Tower.

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SEC Comment No. 2

We note your response to comment one from our letter dated November 4, 2016 where you state, “The transaction price for the transfer of Tower Assets to China Tower and subsequent lease arrangement were negotiated by the independent management of the respective companies without involvement or influence by the government and were based on normal commercial terms in the ordinary and usual course of business of the respective companies.” However in your response to comment two from our letter dated November 4, 2016, you state, “Because there was no current transaction in the market place, the Company explored the following possible valuation techniques to determine the fair value of Tower Assets...”

These two statements appear to be inconsistent with each other. Please clarify. Also, if there are no market transactions with comparable scale in the domestic market, tell us what evidence you have that the transactions were entered into at market terms. We refer to paragraph B4 (a) of IFRS 13.

Response to Comment No. 2

The Company respectfully submits that those two statements in its responses to the prior comment one and comment two are not inconsistent with each other. In the Company’s response to comment one in its response letter dated December 2, 2016, the Company stated that, with respect to the decision-making process of the senior management of the Company on whether and how to enter into the Tower Transfer Transaction, the senior management’s judgment focused on whether the transaction would bring actual commercial benefits to the Company in the same manner as they review any other commercial transactions in the ordinary course of business. Please refer to responses to Comment No. 1(a) and 1(d) above for details. On the other hand, due to the fact that no comparable transaction in China was available for reference at that time, the Company evaluated the consideration for the transaction based on the valuation results prepared by an independent appraiser, and the detail of the appraiser is set forth in the response to Comment 3(d) below. Furthermore, through extensive negotiations, the Company and China Tower reached consensus on the valuation of the Tower Assets using the Depreciated Replacement Cost Method (the “DRC Method”). The Company and the other parties to the Tower Transfer Transaction further negotiated the terms of the transaction, and obtained internal approvals in accordance with their respective corporate governance procedures as elaborated in the responses to Comment 1(b) above. Therefore, the Tower Transfer Transaction was based on customary commercial principles and entered into through arm’s length negotiation.

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In the Company’s response to comment two in its response letter dated December 2, 2016, the Company explained in detail the reasons why the Company did not use the two alternative valuation methods. First, the market approach method (the “Market Approach Method”) is not applicable due to the fact that there were no comparable transactions in the domestic market. Furthermore, the discounted cash flows method (the “DCF Method”) had to rely on cash flow forecast, which was highly judgmental under the circumstances of the Tower Transfer Transaction.

With respect to the valuation method for the Tower Assets, the Company and China Tower each consulted the appraiser separately. Having considered the appraiser’s suggestion, relevant laws and regulations, asset valuation standards and principles, as well as the characteristics of the Tower Assets, the Company and China Tower believed that the DRC Method was the appropriate method under the circumstances of the Tower Transfer Transaction. Based on the DRC Method, the fair values of the Tower Assets were their overall replacement costs multiplied by the respective newness rates. The DRC Method is an objective valuation technique commonly used in the telecommunications industry in China. During the negotiation for the Tower Transfer Transaction, the Company, the other two Telecom Operators and China Tower also shared the same view on the above.

After agreeing upon the valuation method, the Company and China Tower made significant efforts to assist the appraiser in fully reflecting the fair value of the Tower Assets in the valuation results. For example, the Company and China Tower performed extensive physical inspections of the Tower Assets throughout China. Such inspections were mainly to investigate the remaining useful lives and actual usage conditions of the Tower Assets, based on which the newness rate of such assets could be determined and factored into the final valuation results. It took approximately one year to complete the physical inspections and involved a large number of employees from the subsidiaries and branches of the Company, China Tower and the appraiser. To ensure accurate and fair valuation results, the inspection process involved multiple rounds of verification. Therefore, the Company is of the view that both the Company and China Tower were equally positioned to assess the consideration for the Tower Transfer Transaction as well as the fair value of the Tower Assets based on the valuation results provided by the independent appraiser using the DRC Method.

On the basis of the consideration determined with reference to the valuation results, the Company and China Tower thoroughly negotiated the terms of the Transfer Agreement. The negotiation covered a wide array of matters, such as the parties’ rights and obligations related to the Tower Assets, the post-completion arrangement on the use of the Tower Assets and other legal matters between the parties. The process of entering into these terms is consistent with the Company’s ordinary practices in other market transactions. This demonstrates that the Tower Transfer Transaction was entered into at market terms, and thereby not contradicting the fact that no comparable market transaction existed in China.

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Additionally, after due consideration of B4(a) of IFRS 13, the Company is of the view that the consideration for the Tower Transfer Transaction reflected the fair value of the Tower Assets, because the basis of such consideration is the valuation results prepared by an independent appraiser with reference to objective market data using the DRC Method. The fairness of the transaction, which was entered into at market terms through arm’s length negotiation among the transacting parties, is not affected simply because the parties are related.

SEC Comment No. 3

We have reviewed your response to prior comment two. Please address each of the following:

a)	Please explain the nature and extent of the business China Tower carried out from its formation in 2014 through October 2015, the date of the transaction.

Response to Comment No. 3(a)

From its formation in July 2014 through October 2015, the date of the Tower Transfer Transaction, China Tower’s operations mainly included: (i) setting up its branches in 31 provinces of China, establishing the functional departments at the headquarters and branches, recruiting managers and staff at all levels, and formulating internal management systems and corporate development strategies; (ii) inspecting tower assets throughout China together with the three Telecom Operators for the purpose of the Tower Transfer Transaction, details of which are stated in the responses to Comment No. 2; and (iii) pilot construction of tower assets.

b)	We note news articles from as early as July 2015 that indicate China Tower was contemplating a private placement and/or initial public offering. Please tell us if China Tower estimated its fair value at any time between its formation in 2014 and the finalization of the lease terms in July 2016. If China Tower did estimate its fair value, how did that fair value compare to the RMB 1 share price used in the asset transfer transaction.

Response to Comment No. 3(b)

To the knowledge of the Company, between the Formation of China Tower in July 2014 and the finalization of the lease terms of the Acquired Towers and New Towers in July 2016, China Tower did not estimate its fair value except for the valuation of the tower assets for the purpose of the Tower Transfer Transaction. The valuation was performed by the independent appraiser, who was engaged by China Tower together with the three Telecom Operators.

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c)	Please tell us who owns and controls China Reform Holding Corporation Limited (“CRHC”). We note news articles that state that CRHC is a wholly-owned subsidiary of China’s State-owned Assets Supervision and Administration Commission. If CRHC is a related party, please tell us how you determined that the cash subscription by CRHC for new shares issued by China Tower at the stock price of RMB1 per share was entered into at market terms.

Response to Comment No. 3(c)

To the knowledge of the Company, CRHC is owned and controlled directly by SASAC.

Although CRHC and the other parties to the Tower Transfer Transaction are under common control by the PRC government, each party has its independent governance structure, decision-making process and considerations of its own separate commercial interests, based on which the Tower Transfer Transaction was entered into through arm’s length negotiation. The fairness of the Tower Transfer Transaction, including the fair consideration for the transaction, was not affected by the common control of the PRC government of the parties to the transaction. The parties to the Tower Transfer Transaction had negotiated the terms of CRHC’s investments in China Tower, including the subscription price of RMB1 per share. The CRHC’s subscription price was determined with reference to valuation results prepared by the independent appraiser of the fair value of the tower assets that the three Telecom Operators transferred.

d)	Please tell us the name of the independent qualified valuation firm that performed the valuation of the tower assets and the firm’s relationship with the PRC, including any of its agencies.

Response to Comment No. 3(d)

The independent qualified valuation firm is Beijing China Enterprise Appraisals Co., Ltd. (“Chinacea”), one of the largest and well-known professional valuation firms in China. Chinacea was engaged through the regular bidding and procurement process of the Company. Chinacea is a limited liability company owned by professional asset valuers. It is neither owned nor controlled by, nor otherwise related to, the PRC or any of its agencies.

e)	Please address how the DRC Method using the replacement cost captures the other aspects of the China Tower business, such as synergies and economies of scale.

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Response to Comment No. 3(e)

As at the date of the Transfer Agreement on October 14, 2015, the Company had certain expectations on the usage of the Acquired Towers previously owned by the Company, but was unable to estimate the degree to which such towers would be shared by China Telecom, China Unicom and other potential customers of China Tower. Similarly, the Company could not make any reasonable quantitative estimation on (i) the sharing of Acquired Towers previously owned by China Telecom and China Unicom and the New Towers; and (ii) the Company’s demand for additional tower assets in the future in response to its expansion of telecommunication network coverage. As elaborated in the response to Comment No. 2 above, had the DCF Method been applied, the uncertainties in estimating future cash flow would result in substantive flaws of the valuation results. Additionally, the Market Approach Method was inappropriate due to a lack of any comparable market transaction and comparable companies. Therefore, the Company chose the DRC Method for valuation of the Tower Assets.

The synergies and economies of scale derived from the operation of the Tower Assets as an asset group after the completion of the Tower Transfer Transaction were not taken into account in the valuation using the DRC Method. However, the DRC Method captured the economies of scale that relates to costs that would be incurred in the replacement of the Tower Assets, which was objective information available as at the time of the Tower Transfer Transaction. The other two Telecom Operators and China Tower agreed with the Company that the DRC Method was the appropriate valuation technique under the circumstances of the Tower Transfer Transaction.

f)	We note your reference to paragraphs 27 and 29 of IFRS 13 with respect to highest and best use. We note that paragraph 29 of IFRS 13 states that an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset. In your circumstance, the government-based initiative to centralize the telecommunication infrastructure appears to have changed how the value from these assets will be determined. Please support your conclusion that your use of the replacement cost method yields a fair value measure that reflects the highest and best use of the tower assets, which would appear to need to reflect the requirements of the government-based initiative.

Response to Comment No. 3(f)

In the Company’s response to comment two in its response letter dated December 2, 2016, it explained how the valuation using DRC Method reflected the highest and best use of the Tower Assets. In the response to Comment No. 1(a) above, the Company explained the role of the PRC government in the centralization of telecommunication infrastructure. The Company also described the motives and process of the transactions, which were initiated by the three Telecom Operators and negotiated among the parties to the transactions in the same manner as they conduct any other normal commercial transactions.

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Synergies and economies of scale as a potential result of the tower asset centralization would, to some extent, impact the value of the Tower Assets. The Company understood that the DRC Method to certain extent, may not entirely reflect synergies and economies of scale that would be generated by the Tower Assets after the completion of the Tower Transfer Transaction. However, such impacts were difficult to discern and quantify due to uncertainties in estimating future cash flow at the time of the Tower Transfer Transaction. Meanwhile, no similar transactions existed in the domestic market in terms of the scale, subjects, participants and valuation methods. Therefore, no reference was available for either the Company or the independent appraiser to use the Market Approach Method. Consequently, no valuation methods could be reliably applied other than the DRC Method. The Company believed that other market participants would encounter the same or similar problem when measuring the fair value of the Tower Assets in a similar transaction. As such, the DRC Method best reflected the market participants’ judgement for the highest and best use of the Tower Assets.

g)	We note that the asset transfer to China Tower was recorded in October 2015 and the lease terms were not finalized until July 2016.

(i)	Please explain why you entered into a transaction without knowing how much it will cost you to use the telecommunication assets.

Response to Comment No. 3(g)(i)

While the Company entered into the Tower Transfer Transaction in October 2015 before the lease terms were finalized in July 2016, as disclosed in its announcement dated October 14, 2015 published on the HKSE and Form 6-K furnished to the SEC on October 15, 2015, it intended to lease tower assets from China Tower and was in the process of discussing and finalizing the lease terms with China Tower.

Prior to the Tower Transfer Transaction, the Company began prudently planning for and actively participating in the negotiation of the lease arrangement with China Tower and the other two Telecom Operators in conjunction with the Tower Transfer Transaction. During the negotiations process, the Company had formed reasonable expectation on the estimated costs to use tower assets under the lease arrangement after the Tower Transfer Transaction, the details of which are set forth below. In addition, due to the potential impact from the lease arrangement on the Company’s operating results and financial conditions, various functional departments of the Company were involved in the discussion of the lease arrangement, and the senior management team determined numerous detailed matters after thorough discussion and thoughtful consideration. Finally, the proposal related to the Lease Agreement was approved in accordance with the applicable corporate governance procedures and internal management procedures of the Company.

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Prior to the Tower Transfer Transaction, the three Telecom Operators and China Tower, through negotiations, were inclined to accept the principles of leasing fee, according to which the leasing fees would be determined based on the standardized construction costs and/or operation and maintenance expenses for the tower assets plus reasonable surcharges. Since the Company, like the other two Telecom Operators, had been constructing and operating tower assets for its own use for many years and had rich experience and historical data in this regard, the Company was familiar with the typical construction and operating costs of tower assets, such as depreciation expenses, maintenance expenses and utilities fees.

The three Telecom Operators and China Tower had also reached a preliminary understanding in other core aspects of the lease arrangements, including: (i) certain discounts for the three Telecom Operators in the leasing fees as a result of sharing tower assets; and (ii) an understanding that China Tower would allocate tower assets in response to the specific demands of the three Telecom Operators and other customers and enter into lease terms on an arm’s length basis.

In spite of the foregoing principles of leasing fee determination and certain other preliminary understanding, because of the significant amount of time required to negotiate and finalize the details of the lease agreement, the parties involved were only able to finalize the lease terms and enter into the agreement in July 2016. The proposal related to the Lease Agreement was approved in accordance with the applicable corporate governance procedures and internal management procedures of the Company. As of the signing of the Transfer Agreement, the parties had not reached any definitive views on any specific ratio or factor with respect to the pricing mechanism for the lease arrangement.

Based on the progress of the negotiation and the relevant experience the Company possessed as of the date of the Transfer Agreement, the Company was confident that the lease arrangement would be in its interests in the long term. Therefore, it entered into the Tower Transfer Transaction in October 2015 while negotiating the lease arrangement. In fact, the Lease Agreement entered into by the Company and China Tower is largely consistent with preliminary understandings mentioned above.

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(ii)	Explain if you were able to determine that the transaction would be economically beneficial to you.

Response to Comment No. 3(g)(ii)

Based on the expected lease arrangement as mentioned above, the Company was able to compare the costs to use tower assets before and after the Tower Transfer Transaction. This in turn supported the Company’s estimations that tower asset centralization would benefit itself as mentioned in the response to Comment No. 1(d) above. From the perspective of the Company’s equity investment in China Tower, China Tower can lease its tower assets not only to the three Telecom Operators, but also other potential customers, thus generating more rental income. As a result of the foregoing factors, the Company was able to determine that the Tower Transfer Transaction, the consideration for which consisting of cash and shares issued by China Tower, would be economically beneficial to itself in the long run.

(iii)	Tell us if you have any remedies if your cost to use the telecommunication assets is or becomes uneconomic.

Response to Comment No. 3(g)(iii)

If the cost to use tower assets becomes uneconomic, the Company can adjust its planning of the telecommunication tower utilization. Prior to the expiration of an individual tower lease agreement, the Company can determine whether to negotiate with China Tower to enter into a new tower lease agreement, after considering the then-prevailing economic environment and cost-benefit analysis. Under the Lease Agreement, leasing fees and lease period are determined on an individualized basis with respect to each telecommunication tower leased by the Company, which provides certain flexibility to the Company in its utilization of tower assets.

Additionally, the Company is able to further negotiate the price in accordance with the price adjustment mechanism set forth in the Lease Agreement. The price adjustment mechanism was disclosed in the Company’s announcement dated July 11, 2016 published on the HKSE and Form 6-K furnished to the SEC on the same day. Please refer to “Section V. Adjustment Mechanism” in Annex I to the Lease Agreement provided as Exhibit A to the response letter in response to Comment No. 4(f).

(iv)	Explain how you were able to determine if you entered into an onerous contract if the terms of your transaction were still under negotiation at the time you recorded it. Specifically address paragraphs 10 and 66 through 69 of IAS 37.

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Response to Comment No. 3(g)(iv)

As mentioned in the response to Comment No.3(g)(i) above, the Company began planning and negotiating the lease arrangement with China Tower and the other two Telecom Operators prior to the Tower Transfer Transaction in October 2015. In order to ensure there would be no interruptions in the Company’s business, the Company retained the rights to continue its use of the Tower Assets it transferred to China Tower from the day following the Completion Date. The charges for using the Tower Assets were accrued from the same day once the Company and China Tower finalized the lease arrangement. As noted in the responses to Comment No. 3(g)(i) and (ii) above, the Company had conducted a cost-benefit analysis of the Tower Transfer Transaction based on its expectations on the lease arrangement and estimated the receipt of certain benefits as a result of the Tower Transfer Transaction. In addition, all the leased tower assets would continue to be used by the Company to provide telecommunications services, the leasing fees for which as a percentage of its overall revenue is expected to be relatively low. Therefore, the Company did not expect any significant impact on its overall profitability resulting from the Tower Transfer Transaction. For these reasons, the Company believed that it was unlikely to enter into an onerous Transfer Agreement despite continuing lease arrangement negotiations.

SEC Comment No. 4

We have reviewed your response to prior comment three. Please address each of the following:

a)	Please further explain how the sharing of the use of the towers by each of the Telecom Operators will be determined during the service period.

Response to Comment No. 4(a)

During the lease term, the Telecom Operators may place orders with China Tower specifying their demands of telecommunication towers. In response, China Tower will satisfy such demands primarily by providing, subject to availability, existing telecommunication towers. When China Tower determines that no existing telecommunication tower is able to satisfy such demand, it will discuss with the Telecom Operator placing the order whether to construct new telecommunication towers. The lease arrangement will not be finalized until the relevant Telecom Operator consents to the plan proposed by China Tower taking into account the discussion between the two parties. The mechanism that China Tower prioritizes existing telecommunication towers in its allocation of its tower resources to the Telecom Operators encourages, to the extent feasible, the sharing of telecommunication towers.

Mr. Pacho	-26-

China Tower is obligated to notify the Telecom Operators of any lease arrangement with an additional Telecom Operator on a specific telecommunication tower because the number of Telecom Operators sharing the relevant telecommunication tower will be factored into the calculation of the leasing fees. Please refer to the response to Comment No. 1(g) and 4(c) for details of the calculation. Such leases, however, are not subject to the approval of the Telecom Operator(s) then using such tower.

b)	Tell us how you determined that your arrangement to use China Tower’s tower products is, or contains, a lease. Refer to IAS 17 and IFRIC 4.

Response to Comment No. 4(b)

The Company and China Tower entered into the Lease Agreement on July 8, 2016, the details of which are set forth in the responses to Comment No. 1(g) above and 4(d) below. Under to the Lease Agreement, the provincial subsidiaries of the Company and the corresponding branches of China Tower located in the same provinces of China entered into (i) provincial service agreements for a term of five years and (ii) lease agreements with respect to individual telecommunication towers at specific locations in the form of either bulk lease form or product confirmation order. Prior to the execution of the Lease Agreement, the Company and China Tower had agreed in the Transfer Agreement dated October 14, 2015 that the Company would have the right to continue its use of the Tower Assets it had transferred to China Tower to ensure there would be no interruptions in the Company’s business.

In accordance to IFRIC 4, para. 16, the Company evaluated whether a transaction contained a lease. The Company determined that the transaction contemplated under the Lease Agreement contains a lease after assessing the following factors:

•	The performance of the Lease Agreement is dependent on specific telecommunication towers in use, including (i) the Acquired Towers either previously owned by the Company or the other two Telecom Operators and (ii) the New Towers constructed by China Tower, each of which is specified in detail in the relevant bulk lease form or product confirmation order; and

•	Under the lease arrangement, the Company is entitled to use a specific telecommunication tower and its entire or substantially all of its economic output during the lease period.

Additionally, the Company referred to IAS 17 to assess the nature and substance of the Lease Agreement, and determined that the lease arrangement with China Tower was an operating lease. For details of the Company’s reasoning, please refer to the response to comment five in the response letter dated September 27, 2016, and the response to comment three in the response letter dated December 2, 2016.

Mr. Pacho	-27-

c)	Please tell us more information about the share rate and how it is used in the lease contract(s). You state that you took into account the share rate of the Tower Assets with the other two Telecom Operators when calculating the present value of minimum lease payments. Notwithstanding the comment above, please further explain how you utilized the share rate in your calculation and your basis for using the share rate to determine the fair value of minimum lease payments. Refer to IAS 17.4.

Response to Comment No. 4(c)

According to the Lease Agreement, if a specific telecommunication tower and its related facilities are shared by two or more Telecom Operators, each Telecom Operator shall be entitled to sharing discounts ranging from 20% to 55%. With respect to a specific telecommunication tower, (i) the discount rate applicable to the lessee who is the former owner, in the case of an Acquired Tower, or the first lessee, in the case of a New Tower, shall be higher than the other lessees; (ii) the discount rate in the case of shared use by three Telecom Operators shall be higher than that in the case of shared use by two Telecom Operators; and (iii) the monthly payment for the lease shall be reduced once the sharing discount rate is applied. The Company expects the share rate to increase over time, during which the three Telecom Operators can improve their overall planning of the telecommunication tower utilization and share more tower assets for their respective cost-saving purposes.

In accordance with IAS 17, paragraph 4, the amount of the lease payment is the total amount of rent paid by the lessee to the lessor during the lease term. As such, the sharing discount would reduce the present value of the minimum lease payments. Therefore, when calculating the minimum lease payment, the Company has taken into account the sharing status with respect to each of the telecommunication towers leased by the Company.

d)	Tell us if there is one lease agreement for all of the Tower Assets, or individual leases for each tower.

Mr. Pacho	-28-

Response to Comment No. 4(d)

As stated in the response to Comment No. 4(b), the lease arrangement between the Company and China Tower is structured in three levels: (i) between the headquarters, the headquarters of CMC and China Tower entered into the Lease Agreement; (ii) between the subsidiaries and/or branches at provincial level, the respective subsidiaries of CMC entered into provincial service agreements with the corresponding branches of China Tower located in the same provinces of China; and (iii) with respect to individual telecommunication towers, the relevant subsidiaries of CMC and the branches of China Tower entered into bulk lease forms for all of the Acquired Towers and certain New Towers, in which each of the telecommunication towers to be leased is specified, and product confirmation orders for individual New Towers. Please refer to the summary of the principal terms of the Lease Agreement in the responses to Comment No. 1(g) above and the example of a lease contract in the responses to Comment No. 4(f) below.

e)	Tell us the degree to which you lease the towers that you previously owned, and whether you also lease any portion of the towers previously owned by China Telecom and China Unicom.

Response to Comment No. 4(e)

After the Tower Transfer Transaction, the Company leased nearly all of the Acquired Towers that it previously owned to maintain its service quality. Additionally, for purpose of expanding its telecommunication network coverage and saving leasing fees by sharing telecommunication towers, the Company leased a number of the Acquired Towers previously owned by China Telecom and China Unicom.

f)	Please provide us with an example of a lease contract with China Tower.

Response to Comment No. 4(f)

Please refer to Exhibit A to the response letter.

g)	Please explain how the centralization of the telecommunication assets into China Tower changes your access to your previously owned telecommunication assets as well as telecommunication assets previously owned by others.

Response to Comment No. 4(g)

The centralization of tower assets has changed the Company’s access to tower assets in the following aspects:

•	With respect to the Tower Assets previously owned by the Company: (i) the Company no longer controls, or enjoys the entire economic interest derived from, or bears risks associated with, the Tower Assets; and (ii) the Company can lease the Tower Assets in accordance with its business demand, and is entitled to the economic output of the Tower Assets only during the lease period.

Mr. Pacho	-29-

•	With respect to the tower assets previously owned by the other two Telecom Operators: (i) the quantity of such assets available to be leased by the Company increased, and (ii) the procedures for the Company to lease such assets have become more convenient due to China Tower’s centralized operation and specialized management.

After the tower asset centralization, the Company no longer needs to negotiate with various market participants to access such assets. As explained in the response to Comments No. 4(a), the Company can lease such assets simply by placing orders with China Tower. China Tower will allocate its tower assets all over China regardless of their former ownership in response to the Company’s demand. Leasing tower assets from China Tower will be faster than sharing tower assets among the Telecom Operators through negotiations. Therefore, the Company can obtain access to a larger quantity of such assets at a faster pace.

h)	Clarify if your lease contracts provide you with the access and use of telecommunication assets that is equitable when compared to your competitors.

Response to Comment No. 4(h)

To the knowledge of the Company, the Lease Agreement between China Tower and the Company are consistent with those lease agreements entered into between China Tower and each of the other two Telecom Operators. None of the Telecom Operators has any preferential right or any exclusivity arrangement in the utilization of the tower assets. China Tower cannot unilaterally terminate the lease arrangement with any Telecom Operator and must continuously offer the tower assets available to the Telecom Operators. Therefore, the Company is of the view that the access and use of the tower assets under its lease arrangement with China Tower is equitable when compared to its competitors.

Should you have any questions or wish to discuss the foregoing, please contact Chun Wei (tel: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com) or Kung-Wei Liu (tel: +852-2826-8685; fax: +852-2522-2280; email: liuk@sullcrom.com) of Sullivan & Cromwell (Hong Kong) LLP, or Gong Chen or Mirian Niu of the Company at +852-3121-8888, with any questions you may have.

Mr. Pacho	-30-

Sincerely,

/s/ DONG Xin
DONG Xin
Executive Director, Vice President and Chief Financial Officer

cc:	Terry French

Charles Eastman

(United States Securities and Exchange Commission)

Gong Chen

Mirian Niu

(China Mobile Limited)

Chun Wei

Kung-Wei Liu

(Sullivan & Cromwell (Hong Kong) LLP)

Elton Yeung

Dora Song

(PricewaterhouseCoopers Zhong Tian LLP)

Exhibit A

CHINA MOBILE COMMUNICATION COMPANY LIMITED

and

CHINA TOWER CORPORATION LIMITED

COMMERCIAL PRICING AGREEMENT

This Commercial Pricing Agreement (the “Agreement”) is entered into by and between the following two parties on 8 July 2016 in Beijing, China:

(1)	China Mobile Communication Company Limited, a company incorporated under the laws of the People’s Republic of China with limited liability (“Party A” or “CMC”), whose registered office is at 29 Jinrong Street, Xicheng District, Beijing, and whose legal representative is Shang Bing;

(2)	China Tower Corporation Limited, a joint stock company with limited liability incorporated under the laws of the People’s Republic of China (“Party B” or “China Tower”), whose registered office is at 19/F, 73 Fucheng Road, Haidian District, Beijing, and whose legal representative is Liu Aili;

(together, the “Parties” and, individually, a “Party”).

WHEREAS:

On 14 October 2015, CMC and its 31 subsidiaries, China United Network Communications Corporation Limited and one of its subsidiaries, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower entered into the Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, and China Mobile Communications Corporation and its 24 subsidiaries, China United Network Communications Group Company Limited and its seven subsidiaries, China Telecommunications Corporation and its 11 subsidiaries and China Tower entered into the Agreement on Transfer of Existing Telecommunications Towers and Related Assets. Under the aforementioned agreements, Party A and its subsidiaries shall transfer their then-owned telecommunications towers and related assets (the “Acquired Tower Assets”) to China Tower.

THEREFORE, upon amicable consultations, the Parties hereby agree on the leasing and settlement of the tower products, indoor distribution products, transmission products and service products as follows:

Article 1	The pricing of tower products, indoor distribution products, transmission products and service products is subject to Annex 1 Product Catalogue and Pricing of the Agreement (see Annex 1 to the Agreement for details).

Article 2	The Parties shall require and procure their respective subsidiaries or branches at the provincial level to enter into agreements consistent with the template of the Provincial Service Agreement set forth in Annex 2 to the Agreement, pursuant to which Party B shall provide tower products, indoor distribution products, transmission products and service products to the subsidiaries of Party A.

Article 3	The agreements between the Parties with respect to the product catalogue and pricing of tower products, indoor distribution products, transmission products and service products shall be governed by this Agreement, which shall prevail over any and all prior oral or written consultations, agreements and arrangements between the Parties. Matters not specified in the Agreement shall continue to be governed by other agreements or arrangements between the Parties.

Article 4	The Agreement shall become effective from the date when it is executed by the legal representatives or authorized representatives and stamped with the respective corporate seals of the Parties.

Article 5	The Agreement is written in Chinese and shall be executed simultaneously in six counterparts, each of which shall be deemed to have the same binding legal effects. Each Party shall hold three copies.

(No text below and the signature pages to the Commercial Pricing Agreement between China Mobile Communication Company Limited and China Tower Corporation Limited (No.Yi You Xian Cai [2016]71) to follow)

Party A:

China Mobile Communication Company Limited (chop)

Legal Representative (or Authorized Representative): /s/ XUE Taohai     (signature)

Party B:

China Tower Corporation Limited (chop)

Legal Representative (or Authorized Representative): /s/ TONG Jilu     (signature)

Annex 1: Product Catalogue and Pricing

Annex 2: Provincial Service Agreement (I)

8 July 2016

Annex 1

Product Catalogue and Pricing

Notes:

1.      Scope of Application

This Annex is applicable to the pricing of all tower products, indoor distribution system products (hereinafter referred to as indoor distribution products), transmission products and services products for which China Tower provides services.

2.      Effective Date

This Annex shall come into effect on the same date as the Commercial Pricing Agreement. The agreements between the Parties on the catalogue and pricing with respect to the tower products, indoor distribution products, transmission products and service products shall be subject to this Annex, which shall also prevail over any prior oral or written consultation, agreements and arrangements between the Parties in this regard.

With respect to the products which China Tower had delivered and provided services for prior to the effective date of this Annex, the terms under this Annex shall be applied retrospectively from their commencement dates confirmed by the Parties’ subsidiaries or branches at the municipal level (“municipal companies”).

3.      Other Notes

Financial costs incurred by China Tower, which shall be borne by China Tower, are not presented in the pricing formula.

I.	Tower Products

(i)	New Tower Products

1.	Product Catalogue and Standard Configuration of the Basic Product Unit

(1)	Product Catalogue

The tower products provided by China Tower include ground base towers and building base towers. The ground base towers include regular ground base towers, landscape towers and simplified towers; building base towers include regular building base towers and floor holding poles. These products are further classified by mounting height. Each mounting height can be divided into five combinations in accordance with the different equipment rooms and facilities: (1) tower + self-owned equipment room + facilities; (2) tower + rented equipment room + facilities; (3) tower + integrated cabinet + facilities; (4) tower + RRU remote + facilities; and (5) tower (without equipment room and facility).

Table 1: Tower Catalogue

Category	Type	Definition	Mounting Height (m)Note
Ground Base Towers	Regular Ground Base Towers	Various single-pipe towers, angle-steel towers, three-pipe towers, four-pipe towers and other towers that have platforms and at least six antennas can be installed at the same horizontal height	H<30 30≤H<35 35≤H<40 40≤H<45 45≤H≤50
Landscape Towers

Various landscape towers, transmission poles, ground heightened stents, and various simplified towers with height above 20 meters (excl.), that have no platform and only three antennas can be installed at the same horizontal height

H<20 20≤H<25 25≤H<30 30≤H<35 35≤H≤40
	Simplified Towers	Municipal street lamp posts, cement poles, H posts, supporting posts, guyed supports and other towers, with the height lower than 20 meters (incl.)	H≤20

Building Base Towers	Regular Building Base Towers	Various building base towers such as heightened stents, guyed masts, floor camouflage towers, camouflage covers, that are built on the building floors	–
	Floor Holding Poles	Wall-attached or weight-countered holding poles, etc.	–

Note 1:	Antenna mounting height refers to the vertical height from the highest point at which the antenna support pole or platform touches the tower to the ground. The angle-steel towers, single-pipe towers, three-pipe towers and other towers mounted on the buildings (excluding base station equipment rooms) are defined as regular ground base towers according to the similar cost principle, and their antenna mounting height refers to the vertical height from the highest point at which the antenna support or platform touches the tower to the floor.

Note 2:	In the event that several telecom companies demand the products of the same mounting height at the same time, the Parties’ municipal companies shall negotiate the allocation of products of the same mounting height among multiple station sites on a rotating basis.

Note 3:	The definition of the camouflage (covers) provided by China Tower is regular building base towers, and the definition of the camouflage (covers) provided by telecom companies is floor holding poles.

Note 4:	Non-standardized products that cannot be categorized into in the above product catalogue according to product definitions shall be matched per similar cost principle.

(2)	The Standard Configuration of the Basic Product Unit

A basic product unit for a tower product is the utilization space for three antennas (one system). The standard configuration of the carried equipment within a basic product unit is set forth in the table below:

Table 2: The Standard Configuration of the Basic Unit of Tower Products

Item of Product Configuration	Basic Configuration
	Regular Ground Base Towers	Landscape Towers	Other Products
Number of Radio Frequency Antennas	3	3	3
Number of Systems	1	1	1
Length of a Single Antenna	2 meters	2 meters	2 meters
Number of Holding Poles	3	3	3
Installation Space of RRU	3	3	3 (not in the top of the tower)
Installation Space of Equipment	Tower + equipment room + facilities: One equipment frame (sharable)

Tower + integrated cabinet + facilities: Two integrated cabinets (sharable)

Tower + RRU remote + facilities: One integrated cabinet (sharable)

Back-up Power Supply Assurance	To provide three-hour back-up battery assurance for master devices and 10-hour for transmission devices. If extra investment is incurred in relation to 10-hour back-up duration for transmission devices, the Parties’ subsidiaries shall negotiate and charge separately according to the pricing formula of tower products.

Note 1:	The tower models and configuration of products provided by China Tower shall be determined upon the actual surroundings by the design institute according to the distribution interfaces in the Customer Services Standard (Trial). For tower + RRU remote + facilities, China Power shall provide RRU back-up batteries and AC/DC modules. In the case of construction using the DC remote supply method, China Tower shall provide DC remote supply devices. The related expenses shall be separately calculated and charged according to the construction costs previously determined by the Parties with reference to the pricing method for electricity input.

Note 2:	In principle, a set of base station devices used by telecom companies, including base band, radio frequency, control and other functional modules, if deployed on a successive frequency band adopting corresponding telecommunication technical standards, shall be deemed as a set of “system”. In the case that the same set of devices are adopted, if systems are enlarged without enlarging their occupied space, such devices can be deemed as a set of “system”.

Note 3:	In principle, the total windward area, weight, and single-system power of one antenna and one RRU shall not exceed 0.8 square meter, 47 kilograms and 1.5KW, respectively.

Note 4:	China Tower shall provide the space for installing one standard transmission frame according to the type of equipment rooms. In principle, the maximum dimensions of one transmission frame for telecom companies are 600mm×600mm×2.2m. Equipment frames and integrated cabinets shall be provided by China Tower.

Note 5:	Entrusted by telecom companies, when providing tower products, China Tower shall concurrently coordinate the construction of, or construct, public manholes in front of entrances and exits within the red line and routers drawing up at stations (except for building base towers, only the routers drawing up at stations) on behalf of telecom companies. The expenses related to such construction and coordination shall be priced either by referencing transmission products or directly settled between the telecom companies and the resource owners with the coordination of China Tower, or determined and settled by the Parties’ subsidiaries or branches upon mutual consultation.

Note 6:	In the event that the back-up power supply exceeds the standard configuration, fees shall be calculated and charged according to the price of extra battery assurance products (RMB400/hour/system/year). In other circumstances where the standard configurations are exceeded, the Parties’ subsidiaries or branches shall negotiate and determine the related charges according to the cost markup method with reference to the pricing formula of tower products wherein the parameters such as useful lives of depreciation and cost markup rate shall be consistent with those stated in the pricing formula for tower products.

2.	Product Pricing

(1)	Pricing Formula

Base price = (S	standardized construction cost ① useful lives of depreciation ②	× (1 + impairment rate ③) + maintenance expense ④) × (1 + cost markup rate ⑤)

Product price = base price × (1 - sharing discount rate 1⑧) + (site cost ⑥ + electricity input cost ⑦) × (1 - sharing discount rate 2⑧)

Notes:

① Standardized construction cost shall include the expenses for materials, construction, designing, supervision, crop compensation and others in relation to towers (including heighten stents, masts and rooftop holding poles), equipment rooms (including integrated cabinets, necessary bounding or retaining walls and fences if permitted), facilities (including AC/DC distribution boxes, combined switching power supplies, three-hour back-up batteries, air conditioners, the power and environment supervision systems for mobile communication (“PESM”), anti-thunder counterpoises, standard racks, cabling racks, feeder windows, lighting, firefighting, and the like). China Tower shall entrust the designers to determine the standardized construction costs of various products subject to the wind pressure of 0.45KN/m2 and in accordance with the replacement cost method, as shown in the following table:

Table 3: Standardized Construction Costs of Tower products

Product Category	Product Type	Mounting Height (m)	Standardized Construction Cost Note (RMB 10 Thousands)
			Tower + Self-owned Equipment Room + Facilities	Tower + Rented Equipment Room + Facilities	Tower + Integrated Cabinet + Facilities	Tower + RRU Remote + Facilities	Towers without Equipment Room or Facilities
Ground Base Towers	Regular Ground Base Towers	H<30	27.2064	23.3564	21.3095	19.1371	15.8902
		30≤H<35	29.6595	25.8095	23.7626	21.5902	18.3433
		35≤H<40	32.9920	29.1420	27.0951	24.9226	21.6758
		40≤H<45	36.8090	32.9590	30.9121	28.7396	25.4928
		45≤H≤50	41.2877	37.4377	35.3908	33.2183	29.9715

	Landscape Towers	H<20	18.9308	15.0808	13.4414	12.0341	8.7872
		20≤H<25	21.4657	17.6157	15.9764	14.5691	11.3222
		25≤H<30	23.5495	19.6995	18.0601	16.6528	13.4060
		30≤H<35	28.3960	24.5460	22.9067	21.4994	18.2525
		35≤H≤40	31.0728	27.2228	25.5834	24.1761	20.9292

	Simplified Towers	H≤20	14.0700	10.2200	8.5806	7.1733	3.9264

Building Base Towers	Regular Building Base Towers	–	14.0688	10.3688	8.7294	7.3221	4.0753

	Floor Holding Poles	–	11.2042	7.5042	5.8648	4.4575	1.2107

Note 1:	The equipment rooms in the tower + self-owned equipment room + facilities combination includes brick-concrete, color-steel and other kinds of equipment rooms (excluding rented equipment rooms), and their construction cost shall be determined according to the above table.

Note 2:	RRU remote refers to the situation where the master devices such as BBUs of the telecom companies are not put in China Tower’s equipment rooms.

Note 3:	In the event that the telecom companies actually use tower products which do not belong to any of the above standard configured tower products, the price shall be determined subject to the standardized construction cost of the actual type of towers, equipment rooms and corresponding facilities (see Schedule 1 and Schedule 2 hereto for details) and the pricing formula for tower products.

Note 4:	All of the above standardized construction costs exclude taxes (all construction prices and costs provided in this Annex exclude taxes, and similarly hereinafter).

② Useful lives of depreciation shall be the rounded-up of the average useful lives of depreciation of the corresponding assets of the three telecom companies, namely, the useful lives of depreciation of towers are 10 years, the useful lives of depreciation of a self-owned equipment room in a ground base tower are 20 years, the useful lives of depreciation of a self-owned equipment room in a building base tower are 6 years, the useful lives of depreciation of a rented equipment room and an integrated cabinet are 6 years, and the useful lives of depreciation of facilities are 6 years.

③ Impairment rate shall be 2% per year, including relocation, overhaul and damage, etc.

④ Maintenance expense shall be RMB3,770 per year tentatively, and shall include the fees for the outsourced maintenance, repair and consumable items. The basic maintenance expense shall be adjusted and re-determined in accordance with the market-oriented bidding and procurement results corresponding to the maintenance particulars and quality indicators jointly confirmed by the respective subsidiaries or branches at the provincial level (“provincial companies”) of the three telecom companies and China Tower. The maintenance expense incurred prior to the bidding and procurement process shall be retrospectively adjusted according to the pricing formula. The Parties’ subsidiaries or branches can consult upon the timetable of the bidding taking into account their actual conditions, and the standard fee of RMB3,770 per year shall no longer be enforced after such market-oriented bidding and procurement process.

⑤ Cost markup rate shall be 15% for the compensation of the management expenses, personnel expenses and other expenses of China Tower.

⑥ Site cost shall be calculated by station site, including site rent, one-time slotting fees and coordination costs, land requisition expenses incurred associated with China Tower’s offering products and services to the telecom companies. The respective provincial companies of China Tower and the telecom companies shall negotiate and determine the fees on a lump-sum basis according to the rents provided in the lease agreements under relevant scenarios by the telecom companies in 2014 and by China Tower in 2015.

In the event that the Parties are unable to determine the lump-sum fees, the Parties’ provincial companies shall agree upon a transition period, during which the fees shall be charged in accordance with actual expenses incurred on an itemized basis. Particularly, the one-time slotting fees, coordination costs, land requisition expenses and others shall be amortized according to the useful lives of depreciation of towers of 10 years.

⑦ Electricity input cost shall be negotiated by the Parties’ provincial companies and they shall choose to adopt the lump-sum or itemized basis. Specific costs shall be calculated by the following formula:

Electricity input cost	=	construction cost	×	(1 + cost markup rate)
useful lives of depreciation

wherein:

Construction cost shall be determined by the Parties’ provincial companies: (i) if opting the pricing method on a lump-sum basis, based on the actual construction cost of the electricity input facilities under the various scenarios incurred by the telecom companies in 2014 and by China Tower in 2015; or (ii) if opting the pricing method on an itemized basis, based on the actual construction costs incurred in the project.

Useful lives of depreciation shall be 10 years according to the average useful lives of depreciation of the electricity input assets of the three telecom companies.

Cost markup rate shall be 5%.

The above formulas are applicable to the electricity input by means of solar energy, wind power or wind-solar hybrid, in the pricing formulas for which the useful lives of depreciation shall be determined by the Parties’ subsidiaries or branches according to the average useful lives of depreciation of similar assets of the three telecom companies.

The maintenance expense of electricity input facilities shall be included in the tower products’ maintenance expense, which the Parties’ provincial companies shall take into account in the bidding and procurement process for the maintenance of tower products.

⑧ Sharing discount rate: where the same station site is used and the relevant facilities are shared by more than one telecom company, a sharing discount shall be applied. The scope of sharing discount extends to base prices, site cost and electricity input costs in relation to tower products. The commencement date of a sharing discount shall be the commencement date of the new occupier’s service term.

Table 4: Sharing Discount Rate 1 (Sharing Discount Rate for Base Price)

	Sole User	Shared by Two Companies	Shared by Three Companies
First-Occupier Lessee	—	25% discount	35% discount
Other Lessees	—	20% discount	30% discount

Table 5: Sharing Discount Rate 2 (Sharing Discount Rate for Site Cost and Electricity Input Costs)

	Sole User	Shared by Two Companies	Shared by Three Companies
First-Occupier Lessee	—	45% discount	55% discount
Other Lessees	—	40% discount	50% discount

Note 1:

The first-occupier lessee refers to the former owner of the tower, in the case of an Acquired Tower, or the first basic telecom company that exclusively occupies the tower, in the case of a New Tower. For the avoidance of doubt, the first-occupier lessee of a New Tower is the first basic telecom company that exclusively occupies the New Tower, the commencement date of the relevant service term for which is prior to the dates of the Product Confirmation Orders entered into by other telecom companies who later occupy such tower.

Note 2:	Because the relevant costs in the base prices will increase along with the increase in the number of sharing parties, the actual discount of the base prices is lower taking into account the increased costs.

In principle, as for the station sites with existing equipment rooms, the telecom companies who later occupy shall not use the construction model of integrated cabinets.

In the event that more than one telecom company uses the same station site without sharing the relevant facilities (including equipment rooms and facilities under the towers constructed by means of RRU remote by certain telecom companies), only the part which is shared shall enjoy the sharing discount. The basic price for the sharing discount to be applied shall be determined according to the standardized construction costs set forth in the table below and the pricing formula for tower products. In the pricing formula, the maintenance expense shall be determined by either calculating the percentage of its construction cost in the standardized construction cost for corresponding tower products on the basis of the maintenance expense for tower products to be determined by the relevant provincial companies, or upon mutual consultation between the Parties’ provincial companies.

Table 6: Standardized Construction Costs of Various New Towers in Partial Sharing:

Product Category	Product Type	Mounting Height (m)	Standardized Construction Costs of Relevant Configurations in Partial Sharing (RMB 10 Thousands)
			Towers without Equipment Room or Facilities	Self-Owned Equipment Room + Facilities	Rented Equipment Room + Facilities	Integrated Cabinet + Facilities	RRU Remote + Facilities
Ground Base Towers	Regular Ground Base Towers	H<30	15.8902	11.3162	7.4662	5.4193	3.2469
		30≤H<35	18.3433	11.3162	7.4662	5.4193	3.2469
		35≤H<40	21.6758	11.3162	7.4662	5.4193	3.2469
		40≤H<45	25.4928	11.3162	7.4662	5.4193	3.2469
		45≤H≤50	29.9715	11.3162	7.4662	5.4193	3.2469

	Landscape Towers	H<20	8.7872	10.1435	6.2935	4.6542	3.2469
		20≤H<25	11.3222	10.1435	6.2935	4.6542	3.2469
		25≤H<30	13.4060	10.1435	6.2935	4.6542	3.2469
		30≤H<35	18.2525	10.1435	6.2935	4.6542	3.2469
		35≤H≤40	20.9292	10.1435	6.2935	4.6542	3.2469

	Simplified Towers	H≤20	3.9264	10.1435	6.2935	4.6542	3.2469

Building Base Towers	Regular Building Base Towers	–	4.0753	9.9935	6.2935	4.6542	3.2469

	Floor Holding Poles	–	1.2107	9.9935	6.2935	4.6542	3.2469

Note: In the event that the telecom companies construct by means of the RRU remote and deploy BBU together in China Tower’s equipment rooms, the first set of BBU + RRU shall be priced according to the RRU’s corresponding towers and BBU’s corresponding equipment room + facilities, while the rest of the RRU shall be priced according to its corresponding tower + RRU remote + facilities. If the facility space for BBU expands, it shall be priced 10% of the base price of RRU. Sharing discounts shall apply in accordance with the sharing status in the actual usage.

(2)	Adjustment of the Standardized Construction Costs

Considering that the construction costs vary in different provinces of China, the 31 provinces are divided into four categories. The following coefficients shall be applied to the adjustment of construction costs based on the national standardized construction costs:

Category 1: Inner Mongolia, Liaoning, Jiangsu, Jilin, Zhejiang, Sichuan, Heilongjiang, Anhui, Henan, Shanxi, Guangxi, Fujian, Hunan, Hubei, Gansu, Guangdong, Hainan and Xinjiang, 18 provinces in total, for which the adjustment coefficient is 1.0;

Category 2: Hebei, Chongqing, Shandong, Shaanxi, Jiangxi, Guizhou and Yunnan, 7 provinces in total, for which the adjustment coefficient is 0.9;

Category 3: Beijing, Tianjin and Ningxia, 3 provinces in total, for which the adjustment coefficient is 1.1;

Category 4: Shanghai, Tibet and Qinghai, 3 provinces in total, for which the adjustment coefficients are 1.86 for Shanghai, 2.38 for Tibet and 1.26 for Qinghai, respectively, consistent with the pricing of Acquired Towers.

Constructions in response to the demands of stations on the mountains or islands, camouflage stations (including camouflage trees) and micro stations shall be carried out in a customized manner. The Parties’ municipal companies shall estimate the construction costs in prior consultation, which shall be applied to the pricing formula for tower products. Such constructions may begin only after the prices are determined. The pricing parameters in the pricing formula other than standardized construction costs shall be consistent.

In addition to the above-mentioned coefficient, the Parties’ municipal companies shall adjust the construction costs of towers (including the tower bases and bodies) built in areas other than those within 0.45KN/m2 wind pressure regions according to the design institute’s actual wind pressure design with reference to the 50-year-return-period wind pressure distribution diagram published by the national authorities. See Schedule 1 for the specific adjustments.

(3)	Pricing Rules for Additional Antennas or Systems

Three antennas (one system) form a basic product unit of tower products. The pricing shall be calculated as one product unit in the case that there is less than one product unit.

Where there is more than one basic product unit:

(a)	For regular ground base towers, the price shall be calculated based on one product unit for six antennas (two systems) or less. In the case of more than six antennas (two systems), every three additional antennas (one system) shall be charged at 30% of a product unit.

(b)	For the other tower products, every three additional antennas (one system) shall be charged as 30% of a product unit.

(c)	Where there are additional systems but no antennas in addition to the standard configurations, every additional system which expands facility space shall be charged at 10% of a product unit.

(4)	Pricing Rules for Others

(a)	With regard to the landscape towers, if the basic telecom companies opt not to install the RRU onto the towers, a 2% discount shall be applied to the base prices.

(b)	When the telecom companies mount microwaves and WLAN APs, the price of an end microwave shall be charged as 0.3 product unit of the corresponding tower products; three sets of WLAN antennas shall be charged as 0.1 product unit of the corresponding tower products, and sharing discounts shall be applied.

(c)	The environmental impact assessment costs for the New Towers are not included in the standardized construction costs due to the substantial variations by geographic region. China Tower can be entrusted by the telecom companies and organize its customers to engage in (i) the EMF environmental impact assessment and approval and (ii) the environmental protection review and approval upon the acceptance in relation to the construction projects of mobile telecommunication base stations. The related expenses shall be shared by the subsidiaries of the telecom companies and directly settled with the third-party institutions carrying out the environmental impact assessment, or the Parties’ subsidiaries shall determine the settlement upon consultation.

(d)	In special cases beyond standardized configurations, the Parties’ subsidiaries shall negotiate and determine the relevant pricing standards using the cost markup method and taking into account additional costs actually incurred with reference to the pricing formula for tower products, wherein the parameters, such as useful lives of depreciation and cost markup rate, shall be consistent with those parameters in the pricing formula for tower products.

(ii)	Acquired Tower Products

The Acquired Towers refer to all tower products constructed by the telecom companies and transferred to China Tower (subject to the Parties’ Asset Handover Confirmation List). Other tower products shall hereafter be deemed New Towers.

The pricing for the Acquired Towers shall be applicable to the former owners of the Acquired Towers, the telecom companies which started to share the Acquired Towers prior to October 31, 2015 (hereinafter referred to as the “Existing Sharing Parties”) and the basic telecom companies who subsequently started to share the Acquired Towers transformed by China Tower (hereinafter, the “New Sharing Parties”).

1.	Product Catalogue and Standard Configuration of the Basic Product Unit

The product catalogue and definitions, the definition of product unit, the standard configuration of the basic product unit and other specifications of the Acquired Towers shall be consistent with those applicable to the New Towers, namely, the product catalogue applicable to the New Towers shall be applied to all Acquired Towers. The backup power supply assurance duration is subject to the actual backup duration as at handover of the acquired assets. The specific service standards shall be negotiated by the Parties.

2.	Product Pricing

(1)	Pricing Formula

Base price = (S	standardized construction cost of New Towers useful lives of depreciation of New Towers	× discount rate ① × (1 + impairment rate ②) + maintenance expense ③)

× (1 + cost markup rate ④)

Product price = base price × (1 - sharing discount rate 1 ⑥) + site cost ⑤ × (1 - sharing discount rate 2⑥)

Notes:

①	The formula for the discount rate is as follows:

Discount rate =	S appraised value / useful lives of depreciation of Acquired Towers
S(S standardized construction cost of New Towers of the sub-category / useful lives of depreciation of New Towers × percentage of similar products of Acquired Towers) × number of Acquired Towers

Wherein, in respect of the useful lives of depreciation of acquired assets, the useful lives of depreciation of batteries and other supporting facilities shall be determined subject to their remaining useful lives of depreciation, and the useful lives of depreciation of the towers, equipment rooms, air-conditioners, electricity input and other assets shall be determined subject to the useful lives of depreciation of similar New Towers.

See Schedule 3 for the adjustment coefficients applicable to each province. The adjustment coefficients therein are applicable to all Acquired Towers, except that the wind pressure adjustment coefficient and the newly constructed regional coefficient shall not be taken into account.

No separate electricity input cost will be charged for the Acquired Towers. Before the commencement date when electricity services are charged on a lump-sum basis, if the telecom companies request an alteration in power supply from DC to AC, or from high voltage to low voltage, for the Acquired Towers, the electricity input cost shall be simultaneously adjusted to the electricity input prices applicable to the corresponding New Towers and charged separately.

② Impairment rate shall be the same as that of the New Towers.

③ Maintenance expense includes the expenses for outsourced maintenance, repair and consumable items, and shall be jointly determined by the Parties’ provincial companies upon mutual consultations in accordance with existing contracts or the market-oriented bidding and procurement results.

④ Cost markup rate shall be the same as that of the New Towers for compensating the management expenses, personnel expenses and other expenses of China Tower.

⑤ Site cost shall be calculated by station site, including the remaining pre-amortization cost of the site rent, land requisition expenses and other one-time expenses. The site lease agreements with respect to the Acquired Towers were executed by the telecom companies, the rent of which will be uncertain upon the expiration of such agreements. Therefore, the rent shall be determined on an itemized basis in line with the rent provided in the original site lease agreements prior to expiration of such contracts. The one-time land requisition expenses paid by telecom companies shall be determined on an itemized basis in accordance with the remaining pre-amortization value as of the asset appraisal date.

Upon the expiration of the site lease agreements, or if no such agreements exist, the site cost shall be negotiated and determined by the Parties’ provincial companies on an itemized basis according to the renewed agreements and remaining pre-amortization costs, or on a lump-sum basis for certain scenarios.

The site cost for sites where the rent is tentatively uncertain shall be determined by the Parties’ provincial companies upon mutual consultation. In case the actual site cost deviates from the consulted cost, the cost shall be retrospectively adjusted.

⑥ Sharing discount rates and rules shall be the same as those applicable to the New Towers.

For the New Sharing Parties: They shall be charged based on the “same tower same price” principle. The base price and site cost for the New Sharing Parties shall be based on the prices of the Acquired Towers located at the same station and shall enjoy the sharing discount. No electricity input fee shall be charged separately. The electricity input switching expenses which are incurred by any newly added product unit or New Sharing Party shall be calculated according to the electricity input pricing formula for the New Towers and paid separately by the New Sharing Parties.

For the Existing Sharing Parties: Prior to 2018, they will be charged at 30% of each of the base price and the site cost. The former owner shall be entitled to the first-occupier discount for the base price, with the site cost to be charged at 70% (if there are two lessees) or 40% (if there are three lessees). When the third party starts sharing the Acquired Tower, the prices for the Existing Sharing Parties shall remain unchanged; the former owner shall be entitled to the first-occupier discount (namely, to be charged at 65% of the base price and 45% of the site cost). However, effective from January 1, 2018, the pricing rules applicable to the Existing Sharing Parties shall be the same as those applicable to the New Sharing Parties.

In the event that multiple telecom companies share the same station site of the Acquired Tower without sharing the relevant acquired facilities, only the shared parts shall enjoy the sharing discount, and the price basis for the sharing discount shall be determined according to the pricing formula for the Acquired Towers.

(2)	Pricing of Additional Antennas or Systems

Prior to the Completion Date (October 31, 2015), all product units constructed by telecom companies on the Acquired Towers shall be deemed as a whole and priced at the base price of the product unit with the highest antenna mounting height on the relevant Acquired Towers.

The newly added product unit of the Acquired Towers (including the product units constructed and added by China Tower prior to the Completion Date) shall be priced the base price of the corresponding product unit of the Acquired Towers. Every additional three antennas (one system) shall be charged at 30% of the price for a product unit and every one additional system (excluding the antennas) which expands facility space shall be charged at 10% of the price for a newly added product unit.

3.	Service Commencement Date of the Acquired Towers

The service commencement date of the Acquired Towers (also for the Existing Sharing Parties) is November 1, 2015. The lease and settlement arrangements with the basic telecom companies that started sharing the Acquired Towers transformed by China Tower prior to November 1, 2015 shall be agreed separately.

II.	Indoor Distribution Products

(i)	Product Catalogue and Standard Configuration of Basic Product Units

1.	Product Catalogue

The indoor distribution products provided by China Tower include building distribution products and tunnel distribution products. The building distribution products include indoor distribution products in commercial buildings and large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.). The tunnel distribution products include indoor distribution products in subway tunnels (including subway platforms) and railway tunnels.

Table 7: Indoor Distribution Product Catalogue

Product Category	Product Scenario	Pricing Unit	No. of Systems
Building distribution products	Commercial buildings	m2	2 sets
	Large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.)	m2	2 sets

Tunnel distribution products	Subway tunnels (including subway platforms)	km	2 sets
	Railway tunnels	km	2 sets

2.	Standard Configuration of an Indoor Distribution Product Unit

With regard to the indoor distribution products, two sets of systems form a basic product unit. The standard configuration of devices in a basic product unit is set forth in the following table:

Table 8: Standard Configuration of an Indoor Distribution Product Unit

Item of Product Configuration	Basic Configuration
	Building Distribution Products	Tunnel Distribution Products
Distribution System	POI or combiner + passive antenna feeder distribution system (feeder line + passive device + indoor antenna)	POI or combiner + leakage cable distribution system

Space for Signal Source Installation	1 RRU/system/POI or combiner	1 RRU/system/POI or combiner

Space for Equipment Installation	1 BBU device/system + 1 transmission device	1 BBU device/system + 1 transmission device

Back-up Power Supply	To provide 1-hour back-up battery assurance for BBUs and 10-hour back-up battery assurance for transmission devices according to the actual installation conditions. If extra investment is incurred due to the provision of 10-hour backup battery assurance for transmission devices, the Parties’ subsidiaries shall negotiate and charge separately according to the pricing formula of indoor distribution products.

Note 1:	Indoor distribution products shall be constructed by means of double cables using combiners when constructed by one company and POI and high-quality components when jointly constructed by two or more companies.

Note 2:	China Tower will, upon request, subject to actual environment and demands, provide the equipment rooms (or cabinets), switching power supply, AC/DC distribution units, PESM, air conditioners, fire equipment and grounding & lightning protection systems, etc.

Note 3:	As entrusted by the telecom companies, China Tower will coordinate public manholes in front of entrances and exits within the red line and routes drawing up at stations when providing indoor distribution products. Related expenses shall be directly settled by the telecom companies and the resource owners.

Note 4:	If the cascading method is used for the RRU, the space for multiple RRU installations can be provided. In other circumstances beyond the standard configurations, the Parties’ subsidiaries or branches shall negotiate and determine the price by means of cost markup method with reference to the pricing mechanism for indoor distribution products, wherein the parameters such as the useful lives of depreciation, cost markup rate and others shall be consistent with those in the pricing scheme for indoor distribution products.

(ii)	Pricing

1.	Pricing Formula for Indoor Distribution Products in Commercial Buildings

Base price = (S	standardized construction cost ① useful lives of depreciation ②	× (1 + impairment rate ③) + maintenance expense ④) × (1 + cost markup rate ⑤)

Product price = (base price × covering construction area + site cost ⑥) × (1 - sharing discount rate)

Notes:

①	Standardized Construction Cost:

The standardized construction cost for indoor distribution products in commercial buildings includes the expenses for distribution systems, ancillary facilities, municipal electricity input and others. China Tower shall entrust a third-party design institute and determine the standardized construction cost with respect to the construction using POI, high-quality components and double cable. Such standardized construction cost is set forth in the table below.

Table 9: Standardized Construction Cost of Indoor Distribution Products in Commercial Buildings

Product Category	Product Scenario	Pricing Unit	No. of Systems	Standardized Construction Cost
Building distribution products	Commercial buildings	m2	2 sets	RMB16.24 / m2

Under the following two circumstances, certain adjustments shall be applied to the standardized construction cost of indoor distribution products in commercial buildings:

(a)	where the landlord requires the use of galvanized steel pipes and wiring bridges/frames for constructing indoor distribution products:

Construction cost = standardized construction cost × special adjustment coefficient

Wherein: the special adjustment coefficient is fixed at 1.3.

(b)	where there are significant differences between the actual construction cost and the standardized construction cost:

When the actual construction cost deviates from the standardized construction cost by ±15% due to certain objective reasons, the Parties’ municipal companies shall negotiate and apply the pricing formula for indoor distribution products to the indoor distribution products in commercial buildings based on the actual construction cost. The parameters shall be the same except the standardized construction cost. The aforementioned objective reasons include, but are not limited to, using optical fiber distribution systems or some special requirements for equipment and materials from the landlord or other situations.

Under the above cases, the Parties’ subsidiaries or subsidiaries shall negotiate the estimate construction cost. The construction may begin after the price is determined based on the agreed construction cost and pricing formula for indoor distribution products.

② The useful lives of depreciation are seven years.

③ Impairment rate is fixed at 2%, including overhaul and damages.

④ Maintenance expense includes the expenses for outsourced maintenance, repair and consumable items. In accordance with the maintenance particulars and standards, China Tower determines the maintenance expense as RMB0.2/year/m2, wherein the expenses for outsourced maintenance is RMB0.12/year/m2 and the expense for repair and consumable items is RMB0.08/year/m2. The maintenance expense shall be adjusted according to the maintenance particulars and quality indicators jointly confirmed by the provincial companies of the three telecom companies and China Tower as well as the bidding results. The base price shall be recalculated. The maintenance expense incurred prior to the bidding and procurement process shall be retrospectively adjusted according to the pricing formula. In principle, such bidding and procurement process should be completed before March 1, 2016 and the standard of RMB0.2/year/m2 will no longer be enforced. The Party’s subsidiaries shall negotiate the specific bidding date based on actual situations.

⑤ Cost markup rate is fixed at 15% and used to compensate the management expenses, personnel and other costs of China Tower.

⑥ Site cost includes the expenses for site rent, slotting allowances and coordination expenses incurred when China Tower provides products and services for the telecom companies. The Parties’ provincial companies shall negotiate and determine the pricing on a lump-sum or itemized basis.

If pricing is on a lump-sum basis, the Parties’ provincial companies shall negotiate and determine the standard site cost according to the price in the leasing contracts entered into by the telecom companies in 2014 and by China Tower in 2015.

If pricing is on an itemized basis, the Parties’ municipal companies shall determine the price on an itemized basis in accordance with the actual situations. The one-time slotting allowances and coordination expenses shall be amortized according to the useful lives of depreciation of seven years for indoor distribution products.

In order to cut costs and enhance efficiency, the Party’s provincial companies can negotiate and decide to price the indoor distribution products in the buildings on a lump-sum basis within the province or municipality.

2.	Pricing Formula for Other Indoor Distribution Products

Other indoor distribution products include distribution products in large stadiums and subways (including subway platforms), as well as railway tunnels. Such products shall be priced on an itemized basis.

Base price = (S	construction cost ① useful lives of depreciation ②	× (1 + impairment rate ③) + maintenance expense ④) × (1 + cost markup rate ⑤)

Product price = (base price + site cost ⑥) × (1 - sharing discount rate)

Notes:

① Construction cost:

The construction cost of other indoor distribution products shall be determined according to the actual construction cost incurred in the relevant projects, including the construction cost for the distribution systems, ancillary facilities, municipal electricity input and other items.

② Useful lives of depreciation shall be the average useful lives of depreciation of the same assets of the three telecom companies, among which the useful lives of depreciation for the distribution systems are seven years.

③ Impairment rate is fixed at 2%, including overhaul and damages.

④ Maintenance expense includes the expenses for outsourced maintenance, repair and consumable items, and shall be determined based on the actual bidding price with the maintenance particulars and quality indicators jointly confirmed by the provincial companies of the three telecom companies and China Tower.

⑤ Cost markup rate is fixed at 15% and used to compensate the management expenses, personnel and other costs of China Tower.

⑥ Site cost: The Parties’ subsidiaries or branches shall determine the pricing for site cost on an itemized basis due to the significant differences on site cost of indoor distribution products for large stadiums, subways and railway tunnels. Site cost includes the expenses for site rent, one-time slotting allowances and coordination expenses incurred when China Tower provides products and services for the telecom companies. The one-time slotting allowances and coordination expenses shall be amortized according to the useful lives of depreciation of seven years for indoor distribution products.

3.	Calculation Method for Product Units Numbers

With regard to the indoor distribution products, every two sets of systems are deemed as a basic product unit. Less than one basic product unit shall be charged as one product unit.

Where there is more than one basic unit, every one set of newly added system shall be charged at 10% of the price for one basic product unit.

In principle, the telecom companies should put forward their demands for the number of systems once before the project construction. The reserved systems shall be charged as the accessed systems.

4.	Sharing Discount Rate of Indoor Distribution Products

Where the same indoor distribution system is shared by multiple telecom companies, the sharing discount rate shall be applied to base price and site cost of the indoor distribution product. The sharing discount shall be applied from the commencement date of the service term of the party who later start to use the product. No first-occupier discount is applicable.

Table 10: The Sharing Discount Rate of Indoor Distribution Products

	Sole user	Shared by two companies	Shared by three companies
Discount rate	—	40%	50%

(iii) Base Price of Indoor Distribution Products

The base price of indoor distribution products in commercial buildings shall be a nationwide unified price according to the relevant parameters. Given the complexity of large indoor distribution construction projects such as subways, high-speed railways, airports and exhibition centers, their prices shall be determined on an itemized basis according to the actual costs and shall be standardized later when the conditions are satisfied.

Table 11: Base Price of Indoor Distribution Products

Product Category	Product Scenario	Pricing Unit	No. of Systems	Base Price
Building distribution products	Commercial buildings	m2	2 sets	RMB2.95/m2/year
	Large-scale structure (including airports, railway stations, exhibition centers, gymnasiums, etc.)	m2	2 sets	on an itemized basis

Tunnel distribution products	Subway tunnels	km	2 sets	on an itemized basis
	Railway tunnels	km	2 sets	on an itemized basis

III.	Transmission Products

(i)	Product Catalogue

Transmission products include pipes, pole lines, optical cables, manholes in front of entrances and exits, routers drawing up at stations, etc. In principle, if jointly entrusted by two or more telecom companies, China Tower can provide transmission products by means of outsourced construction or services.

(ii)	Product Pricing

1.	Pricing Based on Outsourced Construction

In the case of outsourced construction, the pricing for transmission products shall be determined on an itemized basis by the Parties’ municipal companies according to the principle of one-time amortization. The pricing formula shall be as follows:

Product price =	actual construction cost ①	× (1 + cost markup rate ②)
number of accessed telecom companies

Wherein:

① Construction cost includes, but is not limited to, the expenses for materials, construction, designing, supervision and compensation during the process.

The compensation expenses include, but are not limited to, expenses for coordination, road, bridge/river-crossing, road-crossing, farmland and forest-crossing, etc.

② Cost markup rate is fixed at 5%.

In the case of outsourced construction, the municipal companies of the telecom companies shall negotiate and determine the ownership, maintenance work and expenses of the transmission products with reference to the manner dealing with joint construction and sharing of transmission products among these telecom companies prior to the establishment of China Tower.

2.	Product Pricing Based on Service Mode

In the case of providing services, the price shall be determined by the Parties’ municipal companies on an itemized basis, and the product service fees shall be paid monthly. The pricing formula shall be as follows:

Product price = [(S	construction cost ① useful lives of depreciation ②	× (1 + impairment rate ③) + maintenance expense ④) × (1 + cost markup rate ⑤)]

× (1 - sharing discount rate ⑥)

Wherein:

①	Construction cost includes, but is not limited to, the expenses for materials, construction, designing, supervision and compensation during the process.

The compensation expenses include, but are not limited to, expenses for coordination, road, bridge/river-crossing, road-crossing, farmland and forest-crossing, etc.

②	Useful lives of depreciation are 10 years.

③	Impairment rate is fixed at 2%, including overhaul and damages.

④	Maintenance expense includes the expenses for outsourced maintenance, repair and consumable items, and shall be determined according to the amount actually incurred.

⑤	Cost markup rate is fixed at 15% and used to compensate the management expenses, personnel and other costs of China Tower.

⑥	Sharing discount rate is the same as that of the tower products’ base price but the first-occupier discount (i.e., a 20% discount rate if there are two lessees and 30% if there are three lessees) is not applicable.

In the case of providing services, the ownership of the transmission product assets shall belong to China Tower and the maintenance work and expenses shall be borne by China Tower.

IV.	Service products

(i)	Service Product Catalogue

China Tower can provide services such as power supply, oil machine power generation and extra battery assurance based on the demands of the telecom companies.

Table 12: Service Product Catalogue

Product Category	Product Definition
Power Supply Services	To provide electricity services for one site on a lump-sum basis

Oil Machine Power Generation Services	To provide oil machine power generation services for one site for certain duration

Extra Battery Assurance Services	To provide extra battery assurance services for one system (less than 1.5KW of equipment power in principle) in addition to standard configuration

Note: The number of times of oil machine power generation services and the number of hours of extra battery assurance services purchased by the telecom companies in the same station site shall be consistent. The expenses for oil machine power generation services in a shared station site shall be shared equally by the telecom companies. The charge commencement date of power supply services and oil machine power generation services shall be the activation day of the telecom companies, equipment. In principle, the pricing and settlement of the acquired service products and new service products shall be consistent.

(ii)	Pricing Method

1.	Power Supply Service

China Tower shall provide the power supply services on a lump-sum basis. The Parties’ provincial companies shall state in the Provincial Service Agreement that the service term shall not exceed three years and neither service mode nor price can be changed during such term.

For those who choose the lump-sum power supply service, China Tower’s municipal companies shall determine the total amount of electricity fees according to the lump-sum electricity fees agreed by the Parties’ provincial companies and shall pay the electricity fees monthly. If a station site is activated for less than one month, the electricity fees will be calculated according to the actual number of days for which such station site has been activated. The lump-sum expenses of power supply and the monthly service fees of towers shall be charged at the same time and China Tower’s municipal companies shall issue value-added taxation (“VAT”) invoices and electricity consumption split sheets to the telecom companies’ municipal companies.

For those who do not choose the lump-sum power supply services, China Tower’s municipal companies shall provide the electricity bill and electricity consumption split sheet to the telecom companies’ municipal companies. For the shared station sites, the electricity charges shall be shared by the telecom companies’ municipal companies according to the percentage of nominal power or actual electricity consumption (DC metering) of their respective equipment. The telecom companies’ municipal companies shall pay the fees to the relevant power supply unit or the landlord for their electricity consumption and shall obtain the receipts. In circumstances where no invoices or receipts can be obtained, the Parties’ subsidiaries shall negotiate and resolve the problem.

2.	Oil Machine Power Generation Services

The Parties’ provincial companies shall negotiate to provide the oil machine power generation service on a lump-sum or frequency basis. The telecom companies’ municipal companies shall confirm in the Product Confirmation Order if they will purchase the oil machine power generation services from China Tower:

(a) on a lump-sum basis:

The Parties’ provincial companies shall negotiate to determine the lump-sum service price and settlement, which shall be confirmed by the Parties’ municipal companies in the Product Confirmation Order.

(b) on a frequency basis:

The Parties’ provincial companies shall negotiate to determine the price for single-time power generation service. The formula is as follows:

Single-time service price = single-time power generation cost ① × (1 + cost markup rate ②)

① Single-time power generation cost:

The Parties’ provincial companies can calculate and determine the single-time power generation cost with reference to the following formula:

Single-time power generation cost = base price for single-time power generation + oil cost for power generation per hour × power generation duration + vehicle usage fee per kilometer × number of kilometers

The Parties’ provincial companies shall determine the related parameters with reference to the third-party power generation prices.

② Cost markup rate is fixed at 5% of single-time power generation cost.

3.	Extra Battery Assurance Service

One standard extra battery assurance product refers to the service of providing one hour battery extra assurance for one system (the total power not exceeding 1.5KW in principle). The pricing formula is as follows:

Product price =	construction cost	× (1 + impairment rate) × (1 + cost markup rate)
useful lives of depreciation

The related parameter is RMB400 per year upon calculation with reference to the parameters in the pricing formula of tower products.

Where the equipment power exceeds 1.5KW, the Parties’ subsidiaries shall negotiate to determine the expenses to be increased with reference to the above formula.

The telecom companies’ subsidiaries can purchase N pieces of extra battery assurance products (here “N” expresses an integer) subject to their respective demands. However, the hours of extra battery assurance purchased by the telecom companies in the same station site shall be the same.

V.	Adjustment Mechanism

To take into account factors such as inflation, the Parties shall adjust the maintenance expense and the site cost for the year with reference to the prior year’s CPI (Consumer Price Index) published by the national statistical authority. Such adjustment shall be effective from January 1st of the year and applied retrospectively.

Should there be significant fluctuations in the real estate market or steel prices, the Parties shall negotiate and make adjustments to site cost, product prices and others accordingly.

Upon the expiration of the useful lives of depreciation (10 years) of towers, the Parties shall negotiate separately the applicable adjustments based on the actual business operation of China Tower.

If there is any material change in the actual business operation of China Tower, such as the share rate, construction cost and profit differing from the forecast in 2016, the pricing mechanism hereunder shall be adjusted by the end of 2016.

Schedule 1:     Adjustment Coefficient Related to Standardized Construction Cost

Schedule 2:     Standardized Construction Cost of Equipment Rooms and Facilities

Schedule 3:     Discount Rate of Acquired Towers

Schedule 1: Adjustment Coefficient Related to Standardized Construction Cost

Schedule 1.1: Wind-pressure Adjustment Coefficient for Standardized Construction Cost of Towers

Range of Wind Pressure	0.3≤n<0.4	0.4≤n<0.5	0.5≤n<0.6	0.6≤n<0.7	0.7≤n<0.8	0.8≤n<0.9	0.9≤n<1.0	1.0≤n<1.1	1.1≤n<1.2	1.2≤n<1.3
Adjustment Coefficient	0.92	1.00	1.08	1.17	1.33	1.46	1.61	1.77	1.95	2.14

Notes:

1.	The above adjustment coefficients are only applicable to the adjustment of construction costs of the base and body of the regular ground base towers and landscape towers which are the New Towers.
2.	If the wind pressure falls beyond the above ranges, the tower shall be constructed in a customized manner. The Parties’ subsidiaries or branches shall negotiate and estimate construction cost, determine the product price and then start the construction.
3.	The wind-pressure adjustment coefficients are not applicable to equipment rooms, facilities, simplified towers, regular building base towers and floor holding poles.

Schedule 1.2: Construction Cost of Towers under Different Wind-pressure Conditions (Unit: RMB10,000)

Type of Product		Range of Wind Pressure	0.3≤n<0.4	0.4≤n<0.5	0.5≤n<0.6	0.6≤n<0.7	0.7≤n<0.8	0.8≤n<0.9	0.9≤n<1.0	1.0≤n<l.l	l.l≤n<1.2	1.2≤n<1.3
	Regular Ground Base Tower	H<30	14.6190	15.8902	17.1614	18.5915	21.1340	23.1997	25.5832	28.1256	30.9859	34.0050
		30≤H<35	16.8758	18.3433	19.8108	21.4616	24.3966	26.7812	29.5327	32.4676	35.7694	39.2546
		35≤H<40	19.9417	21.6758	23.4098	25.3607	28.8288	31.6466	34.8980	38.3661	42.2678	46.3862
		40≤H<45	23.4533	25.4928	27.5322	29.8265	33.9054	37.2194	41.0433	45.1222	49.7109	54.5545
		45≤H≤50	27.5737	29.9715	32.3692	35.0666	39.8620	43.7583	48.2541	53.0495	58.4444	64.1389

Ground Base Tower	Landscape Tower	H<20	8.0843	8.7872	9.4902	10.2811	11.6870	12.8294	14.1475	15.5534	17.1351	18.8047
		20≤H<25	10.4164	11.3222	12.2280	13.2470	15.0585	16.5304	18.2288	20.0403	22.0783	24.2295
		25≤H<30	12.3335	13.4060	14.4784	15.6850	17.8299	19.5727	21.5836	23.7285	26.1416	28.6887
		30≤H<35	16.7923	18.2525	19.7127	21.3554	24.2758	26.6487	29.3865	32.3069	35.5924	39.0604
		35≤H≤40	19.2549	20.9292	22.6036	24.4872	27.8359	30.5567	33.6961	37.0448	40.8120	44.7886

	Simplified Tower	H≤20	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264
Building Base Tower	Regular Building Base Tower	—	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753

	Floor Holding Pole	—	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107

Note: The above construction costs of towers only include those of tower foundations and bodies.

Schedule 2: Standardized Construction Cost of Equipment Rooms and Facilities

Schedule 2.1: Standardized Construction Cost of Equipment Rooms (RMB10,000)

Type of Product	Equipment Rooms (excluding Rented Equipment Rooms)	Rented Equipment Rooms	Integrated Cabinet (base only)	RRU Remote (base only)
Regular Ground Base Towers, Landscape Towers, Simplified Towers	5.4915	1.6415	0.5915	0.4415
Regular Building Base Towers, Floor Holding Poles	5.3415	1.6415	0.5915	0.4415

Schedule 2.2: Standardized Construction Cost of Ancillary Facilities (RMB10,000)

Type of Product	Ancillary Facilities for Equipment Rooms	Ancillary Facilities for Integrated Cabinets	Ancillary Facilities for RRU Remote
Regular Ground Base Towers	5.8247	4.8278	2.8054
Landscape Towers, Simplified Towers, Regular Building Base Towers, Floor Holding Poles	4.6520	4.0627	2.8054

Note:

1.	Ancillary facilities for equipment rooms include the AC distribution box, the switching power supply, the rectifier module, the monitor module, the battery (3-hour backup), PESM, the air conditioner, the fire device and the equipment rack, etc.
2.	Ancillary facilities for the integrated cabinet include the outdoor integrated cabinet (dual-cabinet), the embedded switching power supply, the rectifier module, the monitor module, the battery (3-hour backup) and the PESM, etc.
3.	Ancillary facilities for RRU remote include the outdoor integrated cabinet (sole-cabinet), the embedded switching power supply, the rectifier module, the monitor module, the battery (3-hour backup) and the PESM, etc.

Schedule 3: Discount Rate for the Acquired Towers

Number	Province	Discount Rate
1	Beijing	1.03
2	Tianjin	0.98
3	Hebei	0.62
4	Shanxi	0.73
5	Inner Mongolia	0.88
6	Liaoning	0.77
7	Jilin	0.74
8	Heilongjiang	0.68
9	Shanghai	1.86
10	Jiangsu	0.73
11	Zhejiang	0.76
12	Anhui	0.80
13	Fujian	0.73
14	Jiangxi	0.75
15	Shandong	0.71
16	Henan	0.82
17	Hubei	0.79
18	Hunan	0.70
19	Guangdong	0.91
20	Guangxi	0.72
21	Hainan	1.44
22	Chongqing	0.74
23	Sichuan	0.85
24	Guizhou	0.73
25	Yunnan	0.70
26	Tibet	2.38
27	Shaanxi	0.67
28	Gansu	0.79
29	Qinghai	1.26
30	Ningxia	1.01
31	Xinjiang	1.14

Note: If there is any change to the data used to calculate the above discount rate, the Parties shall make retrospective adjustment to such parameter.

Annex 2: Provincial Service Agreement (I)

[XXX Province/Municipality/Autonomous Region]

Provincial Service Agreement (I)

(Template)

Ref. No.:

The Provincial Service Agreement (I) (the “Agreement”) is made and entered into between the following parties on [Date] in [City], [Province] of China.

Party A: [name of provincial subsidiary of the basic telecom company]

Party B: [name of provincial branch of China Tower]

(together, the “Parties” and, individually, a “Party”)

Whereas,

1.	On 14 October 2015, China Mobile Communication Company Limited and its 31 subsidiaries, China United Network Communications Corporation Limited and its one subsidiary, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and China Tower entered into the Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, and China Mobile Communications Corporation and its 24 subsidiaries, China United Network Communications Group Company Limited and its seven subsidiaries, China Telecommunications Corporation and its 11 subsidiaries and China Tower entered into the Agreement on Transfer of Existing Telecommunications Towers and Related Assets. Under the aforementioned agreements, the sellers shall transfer their then-owned telecommunications towers and related assets (the “Acquired Tower Assets”) to China Tower and complete relevant handover procedures.

2.	Annex I Product Catalogue and Pricing to the Commercial Pricing Agreement entered into between [name of the telecom company] and China Tower has stipulated the pricing of tower products, indoor distribution products, transmission products and service products.

Therefore, upon friendly consultations, pursuant to the Commercial Pricing Agreement, the Parties hereby agree on the leasing and settlement of the tower products, indoor distribution products, transmission products and service products provided by Party B to Party A, as follows:

I.	Party B agrees to lease to Party A the Acquired Tower Assets for which the handover has been completed, and charge service fees. The rights and obligations of the Parties shall be subject to the then effective Commercial Pricing Agreement as amended from time to time and other agreements entered into by the Parties, and the Provincial Service Agreement (I) between [name of provincial subsidiary of the telecom company] and [name of provincial branch of China Tower] and any other then effective supplementary agreements entered into by the Parties from time to time.

II.	The Parties and their respective subsidiaries or branches shall execute Bulk Lease Forms, the template of which is set out in Schedule 1 hereto, for the Acquired Tower Assets and other products for which the handover has been completed. Upon the execution of a Bulk Lease Form, it shall prevail over any and all prior oral or written agreement, intention or arrangement reached by the Parties and its subsidiaries or branches in relation to the products specified therein.

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III.	From the effective date of the Agreement, the Parties and their respective subsidiaries shall execute Product Confirmation Orders, the template of which is set out in Schedule 2 hereto, in relation to the lease of new products.

IV.	The Parties shall procure their respective subsidiaries or branches to settle and complete the payments of the service fees specified in the relevant Bulk Lease Form and Product Confirmation Orders as scheduled therein.

V.	The service term for each of the tower products, indoor distribution products, transmission products and service products shall be five years. Prior to the expiration of the service term of five years, the Parties or their respective subsidiaries or branches shall negotiate with each other, and to the extent they are able to reach an agreement, they shall enter into new Product Confirmation Orders to specify the terms governing the provision of the relevant products thereafter.

VI.	In the event of termination of services caused by Party A prior to the expiration of the service term, Party B shall cooperate with Party A in removing the carried equipment, the expenses of which shall be borne by Party A. Party A shall compensate Party B for the removal expenses in accordance with the rules set forth below:

a)	In the event that Party A removes a portion of the products from a certain station site, and after such removal there are products of the same type running at the same station site, Party A shall not be obligated to compensate Party B for the expenses related to the removal, and the service fee shall be calculated based on the number of remaining units of the relevant products;

b)	In the event that Party A, being the sole user of the product facility, terminates the services related to all products of the same type prior to the expiration of the service term, Party A shall pay Party B the service fee for the remaining service term (excluding site rent and maintenance expense), penalty fees for early termination of the site rent paid by Party B (if any), and the remaining long-term expenses to be amortized (if any);

c)	In the event that Party A shares the product facility with other telecom company(ies), Rule [ ] set forth below shall apply:

Rule 1:

(1)	Where Party A terminates the services related to all products of the same type at a certain station site prior to the expiration of the service term, Party A shall pay Party B the service fees for the remaining service term with respect to Party A and penalty fees for early termination of the site rent paid by Party B (if any).

(2)	Where a telecom company (the “Terminating Sharing Party”) sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, the sharing discounts applicable to service fees for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) with respect to Party A until the proposed expiration date of the service term of the Terminating Sharing Party, and from such expiration date the sharing discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

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Rule 2:

(1)	Where Party A terminates the services related to all products of the same type at a certain station site prior to the expiration of its service term, and Party A is any of the following: (i) the first-occupier lessee; (ii) an Existing Sharing Party; or (iii) a lessee who started occupying the station site, in the case of a New Tower, at the same time as the other telecom companies, Party A shall pay Party B the service fees (excluding site rent and maintenance expense) for the remaining service term with respect to Party A and penalty fees for early termination of the site rent paid by Party B (if any).

(2)	Where Party A terminates all services of the same type of products at a certain station site prior to the expiration of the service term, and Party A is a New Sharing Party who started occupying the station site later than the other lessee(s), the following rules shall apply: (i) if Party A had maintained the service for three years or more, it shall not be obligated to compensate Party B; or (ii) if Party A had maintained the service for less than three years, it shall pay Party B the service fees (excluding site rent and maintenance expense) for the remaining service term applicable to Party A to the extent of three years and penalty fees for early termination of the site rent paid by Party B (if any).

(3)	Where a telecom company sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, and the Terminating Sharing Party is any of the following: (i) the first-occupier lessee; (ii) an Existing Sharing Party; or (iii) a lessee who started occupying the station site, in the case of a New Tower, at the same time as Party A, the sharing discounts applicable to service fees (excluding site cost and maintenance expense) for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) with respect to Party A until the proposed expiration date of the service term of the Terminating Sharing Party, and from such expiration date the sharing discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

(4)	Where a telecom company sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, and the Terminating Sharing Party is a New Sharing Party who started occupying the New Tower later than the other lessees, (i) if the Terminating Sharing Party had maintained the service for three years or more, the sharing discount applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products, or (ii) if the Terminating Sharing Party had maintained the service for less than three years, the sharing discount applicable to service fees (excluding site cost and maintenance expense) for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) until the third anniversary of the service term of the Terminating Sharing Party had it not terminated, and from then the sharing discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

Party B shall provide Party A with the relevant supporting documents to demonstrate the basis and calculation of the aforesaid expenses.

With respect to the arrangement of termination of services prior to the expiration of the service term, provisions in the Agreement shall prevail over any and all prior oral or written arrangements in any form entered into by the Parties, to the extent inconsistent.

VII.	With respect to the matters governed by the Agreement, provisions in this Agreement shall prevail over any and all prior oral or written agreement or arrangement in any form entered into by the Parties, to the extent inconsistent. Matters not specified hereunder shall be subject to the Commercial Pricing Agreement and any other agreements or arrangements entered into by the Parties.

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VIII.	The schedules of this Agreement are inseparable parts of the Agreement and shall be deemed to have the same binding legal effect as the text of this Agreement.

IX.	The Agreement shall be executed simultaneously in two counterparts, each of which shall be held by a Party and deemed to have the same binding legal effect. The Agreement shall be effective upon the execution and stamp with the corporate seals by the Parties.

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(No text below and the signature and stamp page for [XXX Province/Municipality/Autonomous Region] Provincial Service Agreement (I) (Ref. No. [    ]) to follow)

Party A: [name of the provincial subsidiary of telecom companies] (chop)

Signature:

Date:

Party B: [name of the provincial branch of China Tower] (chop)

Signature:

Date:

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Schedule 1.1

Bulk Lease Form for Acquired Towers in [XX] City, [XX] Province

([Name of telecom company], former owner)

Party A (Full Name):	Service Commencement Date:		Serial Number		Name of Telecom
		1	Product Confirmation Order Ref. no.		Company:
		2	China Tower’s Station Site Serial Number		Date:
		3	Operator’s Self-Owned Station Site Name
		4	Operator’s Self-Owned Station Site Serial Number
		5	Detailed Location
		6	Longitude
		7	Latitude
		8	Product Configuration
		9	Actual Highest Antenna Mounting Height (m)
		10	BBU Deployed in China Tower’s Equipment Room in Case of RRU Remote?
		11	Total Number of Existing Sharing Parties on the Towers
		12	Total Number of Existing Sharing Parties in Equipment Rooms and Facilities
		13	Number of New Sharing Parties in Existing Towers
		14	Number of New Sharing Parties in Existing Equipment Rooms and Facilities
		15	OM Available During 0.00 a.m.- 6.00 a.m.?
		16	Maintenance Level
Party B (Full Name):	Service Termination Date:	17	Price Mode of Power Supple Assurance Service	Total:	Name of China
		18	Power Generation Conditions Met?		Tower subsidiary
		19	Power Generation Service Selected?		company:
		20	Price Mode of Oil Machine Power Generation Service		Date:
		21	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
		22	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
		23	Extra Maintenance Expense for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
		24	Other Fees (RMB/year, tax inclusive)
		25	Description of Other Fees
		26	Base Price of Towers (RMB/year, tax inclusive)
		27	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
		28	Maintenance Expense (RMB/year, tax inclusive)
		29	Number of Product Units
		30	Site Cost (RMB/year, tax inclusive)
		31	Site Cost Discount
		32	Sharing Discount for Towers
		33	Sharing Discount for Equipment Rooms and Facilities
		34	Total Product Service Fees (RMB/year, tax excluded)
		35	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note: The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.2

Bulk Lease Form for Acquired Towers in [XX] City, [XX] Province

([Name of telecom company], Existing Sharing Party)

Party A (Full Name):	Service Commencement Date:		Serial Number		Name of Telecom
		1	Product Confirmation Order Ref. no.		Company:
		2	China Tower’s Station Site Serial Number		Date:
		3	Operator’s Self-Owned Station Site Name
		4	Operator’s Self-Owned Station Site Serial Number
		5	Detailed Location
		6	Longitude
		7	Latitude
		8	Product Configuration
		9	Actual Highest Antenna Mounting Height (m)
		10	BBU Deployed in China Tower’s Equipment Room in Case of RRU Remote?
		11	Total Number of Existing Sharing Parties on the Towers
		12	Total Number of Existing Sharing Parties in Equipment Rooms and Facilities
		13	Number of New Sharing Parties in Existing Towers
		14	Number of New Sharing Parties in Existing Equipment Rooms and Facilities
		15	OM Available During 0.00 a.m.- 6.00 a.m.?
		16	Maintenance Level
Party B (Full Name):	Service Termination Date:	17	Price Mode of Power Supple Assurance Service	Total:	Name of China
		18	Power Generation Conditions Met?		Tower subsidiary
		19	Power Generation Service Selected?		company:
		20	Price Mode of Oil Machine Power Generation Service		Date:
		21	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
		22	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
		23	Extra Maintenance Expense for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
		24	Other Fees (RMB/year, tax inclusive)
		25	Description of Other Fees
		26	Base Price of Towers (RMB/year, tax inclusive)
		27	Base Price of Equipment Room & Facilities (RMB/year, tax inclusive)
		28	Maintenance Expense (RMB/year, tax inclusive)
		29	Number of Product Units
		30	Site Cost (RMB/year, tax inclusive)
		31	Site Cost Discount
		32	Sharing Discount for Towers
		33	Sharing Discount for Equipment Rooms and Facilities
		34	Total Product Service Fees (RMB/year, tax excluded)
		35	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. The Existing Sharing Parties refer to the telecom companies which shared the Acquired Towers prior to October 31, 2015.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.3

Bulk Lease Form for Acquired Towers in [XX] City, [XX] Province

([Name of telecom company], transformed towers)

Party A		Serial Number		Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Site Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of Systems
	14	Is RRU Put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment Rooms and Facilities at present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B	21	Power Generation Conditions Met?		Name of China
(Full Name):	22	Power Generation Service Selected?		Tower subsidiary
	23	Price Mode of Oil Machine Power Generation Service		company:
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Date:
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Expense for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)	Total:
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms and Facilities (RMB/year, tax inclusive)
	32	Maintenance Expense (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Input Fee (RMB/year, tax inclusive)
	35	Site Cost (RMB/year, tax inclusive)
	36	Discount of Site Cost and Electricity Input Fee
	37	Sharing Discount for Towers
	38	Sharing Discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. Transformed towers refer to the towers previously owned by the telecom companies and/or shared by the Existing Sharing Parties to which China Tower added product units.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.4

Bulk Lease Form for New Towers in [XX] City, [XX] Province

([Name of telecom company])

Party A		Serial Number		Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Site Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of Systems
	14	Is RRU put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment rooms and Facilities at present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B	21	Power Generation Conditions Met?		Name of China
(Full Name):	22	Power Generation Service Selected?		Tower subsidiary
	23	Price Mode of Oil Machine Power Generation Service		company:
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Date:
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Expense for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)	Total:
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
	32	Maintenance Expense (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Input Fee (RMB/year, tax inclusive)
	35	Site Cost (RMB/year, tax inclusive)
	36	Discount of Site Cost and Electricity Input Fee
	37	Sharing Discount for Towers
	38	Sharing Discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.5

Bulk Lease Form for Transformed Towers Based on Acquired Towers in [XX] City, [XX] Province

([Name of telecom company])

Party A		Serial Number		Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Site Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of systems
	14	Is RRU Put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment rooms and Facilities at present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B	21	Power Generation Conditions Met?		Name of China
(Full Name):	22	Power Generation Service Selected?		Tower subsidiary
	23	Price Mode of Oil Machine Power Generation Service		company:
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Date:
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Expense for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)	Total:
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
	32	Maintenance Expense (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Input Fee (RMB/year, tax inclusive)
	35	Site Cost (RMB/year, tax inclusive)
	36	Discount of Site Cost and Electricity Input Fee
	37	Sharing Discount for Towers
	38	Sharing Discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B last month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. Transformed Towers Based on Acquired Towers refer to the towers transformed by China Tower using existing towers in order to satisfy demands of new occupiers.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 1.6

Bulk Lease Form for Indoor Distribution Products in [XX] City, [XX] Province

([Name of telecom company])

Party A		Serial Number	Total:	Name of Telecom
(Full Name):	1	Product Confirmation Order Ref. no.		Company:
	2	Station Location Serial Number		Date:
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Name of Location
	6	Longitude
	7	Latitude
	8	Type of Products
	9	Type of Scenes
	10	Construction Area/Tunnel Length (M2/Kilometer)
	11	Number of Systems
	12	Total Number of Sharing Parties at Present
	13	Duration of Back-up Battery (Hour)
	14	Price Mode of Power Supple Assurance Service
Party B	15	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)		Name of China
(Full Name):	16	Other Fees (RMB/year, tax inclusive)		Tower subsidiary
	17	Description of Other Fees		company:
	18	Base Price (RMB/year, tax inclusive)		Date:
	19	Maintenance Fees
	20	Number of Product Units
	21	Site Cost (RMB/year, tax inclusive)
	22	Sharing Discount
	23	Service Commencement Date
	24	Service Termination Date
	25	Total Product Service Fees (RMB/year, tax excluded)
	26	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

Schedule 2.1 Product Confirmation Order for Tower Products Ref. no:
Party A (Full Name):							Party B (Full Name):
Service Commencement Date:							Service Termination Date:
Product Service Fees
Serial Number	Items	Base Price (RMB/year)		Number of Product Units (Set)	Discount for RRU On Tower Or Not	Total (RMB /year)	Site Cost (RMB / year)	Electricity Input Cost (RMB /year)	Sharing Discount (%)			Product Service Fees (RMB /year) (Tax excluded)
		Of Telecommunications Towers	Of Equipment Rooms + Facilities						Site Cost + Electricity Input	Telecommunications Towers	Equipment rooms +Facilities
1.1	Tower Products
1.2	WLAN
1.3	Microwave
2.1	Electricity Assurance Service fee						Lump Sum ☐ Payment Assistance (resale) ☐ Payment Assistance (transmission) ☐ Payment Assistance (withholding) ☐
2.2	Oil Machine Power Generation Service Fee						Lump Sum ☐ Per Time ☐ Others ☐
2.3	Fee for Extra Battery Assurance
2.4	Extra Maintenance Expense of Station Sites Exceeding 10% Premium Service
2.5	Modification Fee for Electricity and Facilities
2.5	Other Fees					Description of Other Fees, Manual Entry
Total (RMB/year, tax inclusive)

Item Information
Station Site Name:		Station Site Serial Number:
Longitude:		Latitude:
Detailed Location:		Demand Confirmation Letter Ref. no:
Type of Telecommunications Towers:		Tower Height (m):
Equipment Room Configuration:	Self-owned ☐ Rented☐ Integrated Cabinet ☐ RRU Remote ☐ No ☐	Wind Pressure Coefficient:
Sharing Information:	The First Newly-added☐ The Sharing Newly-added ☐ Owner of the Acquired ☐ The Sharing Acquired (existing)☐ The Sharing Acquired (new) ☐	Total Number of Sharing Parties on the Telecommunications Tower at Present	Total Number of Sharing Parties in the Existing Equipment Rooms and Facilities at Present:
OM Available Or Not During 0.00 a.m. – 6.00 a.m.?:	Y☐ N☐	Maintenance Level:
Notes to Item Information		Operator’s Physical Station Site Serial Number:	(filled by the operator)

Product Configuration
Telecommunications Towers	Product Serial Number	Mounting Height (m)	Number of Antennae (set)	Number of Systems (set)	RRU Mounted on Tower Or Not	Put BBU In Equipment Room Of China Tower When RRU Remote?	Number of Product Units (set)
	[Tower Serial Number1]				Yes or no	Yes or no
[Tower Serial Number2]
[Microwave Serial Number]
[WLAN Serial Number]
Total
Equipment Rooms	Power Configuration	Backup Battery (Hour)	With Generation Conditions?	Select Power Generation Service Or Not	Installation Space
				Device Rack (Set)		Transmission Rack Space
	V KW		Y ☐ N ☐	Y ☐ N ☐		0.6mX0.6mX2m

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the current Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Related Descriptions:	This template form is only for reference, and the form actually generated from China Tower’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date:

Schedule 2.2 Product Confirmation Order for Indoor Distribution Products Ref. no:
Party A (Full Name):	Party B (Full Name):
Service Commencement Date:	Service Termination Date:

Product Service Fees
Serial Number	Service Items	Base Price				Site Cost (RMB/year)	Sharing Discount (%)	Product Service Fee (RMB /year) (Tax excluded)	Product Service Fee (RMB /year) (Tax inclusive)
		Base Price (RMB/year)	Construction Area of Commercial Buildings (M2)	Number of Product Units (set)	Total (RMB/year)
1	Indoor Distribution Products
2	Service Products
2.1	Lump-sum Service Fee for Electricity Assurance
Total:

Item Information
Station Site Name:	Station Site Serial Number:
Longitude:	Latitude:
Detailed Location:	Number of antenna sites
Number of Existing Sharing Parties	Demand Confirmation Letter Serial Number:
Other Descriptions:

Product Configuration
Indoor Distribution	Type of Products	Scene of Products	Construction Area (or Tunnel Length) (M2/Kilometers)	Number of Systems (set)	Number of Product Units (set)

Equipment Rooms	Power Configuration	Backup Battery (hour)		Facilities Installation Space
	V KW			To provide customer source and facilities installation space

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the current Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Related Descriptions:	This template form is only for reference, and the form at actually generated from China Tower’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date:

Schedule 2.3 Product Confirmation Order for Transmission Products Ref. no:
Party A (Full Name):	Party B (Full Name):
Service Commencement Date:	Service Termination Date:

Product Service fees
Serial Number	Service Items	Construction cost (RMB)	Product Price (RMB) (Tax excluded)	Product Price (RMB) (Tax inclusive)	Number of Customers Accessed	Product Service Fee (RMB) (Tax inclusive)
1	Transmission Products
Total:

Item Information
Station Site Name:		Station Site Serial Number:
Longitude:		Latitude:
Detailed Location:		Demand Confirmation Letter Serial Number:
Mode of Delivery of Service:	By Outsourcing☐ By Service☐	Owner of Assets Or Not?	Yes☐ No☐
Other Descriptions:

Product Configuration
Transmission Products	Pipes		Pole Road (Pole kilometers)	Fiber Optic Cables (12 core. kilometers )
	Pipe Jacking (Meters)	Excavation Pipeline (Sub-hole kilometers)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month. Party A shall pay product and service fees to the designated bank account of Party B prior to the 25th day of the next month of the service term in the case of outsourcing construction; Party A shall pay the prior month’s product and service fees to the designated bank account of Party B prior to the 25th day of each month in the case of construction by service mode.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Descriptions:	This template form is only for reference, and the form actually generated from China Tower’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date: